UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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News Corp

NEWS CORPORATION
(Name of Registrant as Specified In Its Charter)

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Notice of Annual Meeting of Stockholders

Date and Time

November 15, 2017, 3:00 p.m. (Pacific Time)

Place

Darryl F. Zanuck Theatre at Fox Studios
10201 West Pico Boulevard
Los Angeles, California 90035

Record Date

September 18, 2017

YOUR VOTE IS IMPORTANT

Even if you plan to attend the Annual Meeting in person, we encourage you to vote in advance by:

 visiting *www.proxyvote.com* (Common Stock) or *www.investorvote.com.au* (CDIs)

 mailing your signed proxy card or voting instruction form

 calling toll-free from the United States, U.S. territories and Canada to 1-800-690-6903 (Common Stock only)

Items to be Voted

■ elect the 11 Directors identified in the attached proxy statement to the Board of Directors (the "Board") of News Corporation (the "Company");

■ ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2018;

■ consider an advisory vote to approve executive compensation; and

■ consider any other business properly brought before the Annual Meeting and any adjournment or postponement thereof.

Eligibility to Vote

While all of the Company's stockholders and all holders of CHESS Depositary Interests ("CDIs") exchangeable for shares of the Company's common stock are invited to attend the Annual Meeting, only stockholders of record of the Company's Class B Common Stock and holders of CDIs exchangeable for shares of the Company's Class B Common Stock at the close of business on September 18, 2017, the Record Date, are entitled to notice of, and to vote on the matters to be presented at, the Annual Meeting and any adjournment or postponement thereof. Holders of the Company's Class A Common Stock and holders of CDIs exchangeable for shares of the Company's Class A Common Stock are not entitled to vote on the matters to be presented at the Annual Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

Michael L. Bunder

Michael L. Bunder
Corporate Secretary

October 3, 2017

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on November 15, 2017
The proxy statement and annual report for the fiscal year ended June 30, 2017 are available at *www.proxyvote.com.*

We are making the Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), proxy statement and the form of proxy first available on or about October 3, 2017.

TABLE OF CONTENTS

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. Fiscal 2018, fiscal 2017, fiscal 2016 and fiscal 2015 will include or included 52, 52, 53 and 52 weeks, respectively. Unless otherwise noted, all references to the fiscal years ended June 30, 2018, June 30, 2017, June 30, 2016 and June 30, 2015 relate to the fiscal years ended July 1, 2018, July 2, 2017, July 3, 2016 and June 28, 2015, respectively. For convenience purposes, the Company continues to date its financial statements as of June 30.

PROXY SUMMARY

We provide below highlights of certain information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider before you decide how to vote. You should read the entire proxy statement carefully before voting.

2017 Annual Meeting of Stockholders

Date and Time:	November 15, 2017 at 3:00 p.m. (Pacific Time)
Place:	Darryl F. Zanuck Theatre at Fox Studios 10201 West Pico Boulevard Los Angeles, California 90035
Record Date:	September 18, 2017
Voting:	■ Holders of Class B Common Stock are entitled to vote by Internet at ***www.proxyvote.com;*** telephone at 1-800-690-6903; by completing and returning their proxy card or voting instruction form; or in person at the Annual Meeting
	■ Holders of Class B CDIs are entitled to vote by Internet at ***www.investorvote.com.au;*** or by completing and returning their voting instruction form

Voting Matters

	Page Number	Voting Standard	Board Vote Recommendation
Proposal No. 1: Election of 11 Directors	5	Majority of votes cast	FOR each Director nominee
Proposal No. 2: Ratification of Selection of Ernst & Young LLP as Independent Registered Public Accounting Firm for Fiscal 2018	24	Majority of votes cast	FOR
Proposal No. 3: Advisory Vote to Approve Executive Compensation	28	Majority of votes cast	FOR

Corporate Governance Highlights

- ***Commitment to Board refreshment.*** In April 2017, Kelly Ayotte was elected to the Board as an independent Director. The Board thanks John Elkann and Elaine L. Chao, who each stepped down from the Board in fiscal 2017, for their service.

- ***Stockholder engagement efforts.*** The independent Directors view stockholder outreach as an area of priority and in fiscal 2017 directed the continuation of the Company's engagement program, which includes a specific focus on corporate governance. Our fiscal 2017 outreach program included engagement with unaffiliated stockholders representing over 25% of the outstanding Class B Common Stock and over 50% of the outstanding Class A Common Stock. Our independent Lead Director and Nominating and Corporate Governance Committee Chair directly participated, in person or by telephone, in many of these engagements.

- ***Strong independent Board leadership.*** In recognition of his leadership and skills, the independent Directors re-elected Peter L. Barnes as the independent Lead Director for an additional one-year term.

- ***Transparency to stockholders.*** We include voluntary disclosures in our proxy statement on a number of topics, including stockholder engagement, the Board's role in strategy and performance metrics used to determine executive compensation.

- ***Continually updating key governance policies.*** Over the past year, our Board has amended the *Statement of Corporate Governance* and the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters to promote best corporate governance practices.

Corporate Governance Practices

- Annual Election of All Directors
- Majority Vote Standard and Director Resignation Policy in Uncontested Director Elections
- Independent Lead Director with Robust Responsibilities
- Standing Board Committees Comprised Solely of Independent Directors
- Executive Sessions of Independent Directors Held at Every Regular Board Meeting
- Annual Board and Committee Self-Evaluations
- Risk Oversight by the Board and Committees

- All Audit Committee Members are "Audit Committee Financial Experts"
- Compensation Committee Oversees Chief Executive Officer ("CEO") Succession Planning Process
- Robust Anti-Corruption Compliance Program including Compliance Steering Committee overseen by the Audit Committee
- Active Stockholder Engagement Program with Unaffiliated Class A and Class B Stockholders
- Comprehensive *Standards of Business Conduct* and *Statement of Corporate Governance*
- Commitment to Corporate and Board Diversity

Board Nominees

Director	Age	Gender	Director Since	Independent	Other Reporting Company Directorships	Committee Memberships		
						Audit	Compensation	Nominating & Corporate Governance
K. Rupert Murdoch **Executive Chairman**	86	M	2013		1			
Lachlan K. Murdoch **Co-Chairman**	46	M	2013		1			
Robert J. Thomson **Chief Executive Officer**	56	M	2013		0			
Kelly Ayotte	49	F	2017	X	1			Member
José María Aznar	64	M	2013	X	0			Chair
Natalie Bancroft	37	F	2013	X	0		Member	Member
Peter L. Barnes **Lead Director**[(a)]	74	M	2013	X	0	Chair*	Member	
Joel I. Klein	70	M	2013		1			
James R. Murdoch	44	M	2013		2			
Ana Paula Pessoa	50	F	2013	X	0	Member*		
Masroor Siddiqui	45	M	2013	X	0	Member*	Chair	

🗒 Chair

👤 Member

* Audit Committee Financial Expert

(a) For more details on the Board's leadership structure, including the role and responsibilities of the independent Lead Director, see "Corporate Governance Matters—Board Leadership Structure" beginning on page 13.

Board Nominee Diversity

Gender



27% of our Director nominees are women

Citizenship



7 Director nominees are citizens of countries other than the United States

Age



37   Average age: 86
56.5 years

Our Director nominees range in age from 37 to 86 years

Qualifications and Experience



| Financial | Strategic Planning | Media | Digital | Consumer Insights | Senior Leadership |

| Public Company CEO | Government/ Public Policy | Outside Board | International Perspective | Diversity |

Fiscal 2017 Business Highlights

- The Company reported fiscal 2017 total revenues of $8.14 billion, a decrease of 2% over the prior year.

- Loss from continuing operations was $643 million compared to income from continuing operations of $235 million in the prior year. The loss includes approximately $1 billion of pre-tax non-cash impairments and write-downs, primarily related to the write-down of fixed assets at the U.K. and Australian newspapers and the Company's investment in Foxtel.

- The Company reported fiscal 2017 Total Segment EBITDA* of $885 million, as compared to $684 million in the prior year; fiscal 2016 included a one-time charge of $280 million related to the settlement of litigation at the Company's News America Marketing division and a one-time gain of $122 million for the settlement of litigation at Move, Inc. ("Move"), in which the Company owns an 80% interest.

- The Company reported fiscal 2017 net cash provided by continuing operating activities of $499 million.

- In September 2016, the Company acquired Wireless Group plc ("Wireless Group"), which operates talkSPORT, the leading sports radio network in the U.K., and a portfolio of radio stations in the U.K. and Ireland.

---

* Total Segment EBITDA is a non-GAAP financial measure. For information on Total Segment EBITDA, as defined by the Company, please see pages 49-50 of the Company's Annual Report on Form 10-K for the year ended June 30, 2017 filed with the Securities and Exchange Commission (the "SEC") on August 14, 2017.

Executive Compensation Highlights

- ■ *Increasing "at-risk" compensation.* For fiscal 2017, the performance-based portion of total direct compensation increased for our CEO, former Chief Financial Officer ("CFO") and General Counsel.

- ■ *Demonstrating alignment of pay with performance.* Based on Company results relative to applicable performance metrics, the fiscal 2017 annual cash incentive awards paid out at 100% of target, and the fiscal 2015-2017 performance stock units ("PSUs") paid out at 61.4% of target.

- ■ *Updated compensation peer group.* The Compensation Committee adopted a modified peer group to better reflect the Company's competitive landscape for fiscal 2018.

Executive Compensation Governance Practices

We Pay for Performance	We Seek to Mitigate Compensation-Related Risk
■ A significant portion of our named executive officers' ("NEOs") fiscal 2017 total direct compensation is "at-risk": ➤ 80% for the Executive Chairman ➤ 82% for the CEO ➤ 76% for the former CFO ➤ 62% for the General Counsel	■ Annual compensation risk assessment ■ Clawback policy for NEOs covering both cash and equity compensation ■ Anti-hedging and anti-pledging policy applicable to all executive officers and Directors
■ 100% of equity compensation and 66.7% of annual cash incentive compensation is tied to performance against pre-established, specific, measurable financial performance goals	■ Rigorous stock ownership guidelines for the CEO, CFO, General Counsel and Non-Executive Directors (as defined herein) ■ No guaranteed bonuses
■ No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company	■ Performance on ethics and compliance objectives impacts payout of discretionary portion of annual cash incentive awards

For additional information, see the "Compensation Discussion and Analysis," which begins on page 30, and the Summary Compensation Table and other related tables and disclosure in "Executive Compensation," which begins on page 46.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board has nominated 11 Directors for election at this Annual Meeting to hold office until the next annual meeting or until their successors are duly elected and qualified. If, for any reason, any of the Director nominees become unavailable for election, the Directors may reduce the size of the Board or the proxy holders (as defined herein), to the extent permitted under SEC rules, will exercise discretion to vote for a substitute nominee proposed by the Board. The information with respect to principal occupation or employment, other affiliations and business experience was furnished to the Company by the respective Director nominees. The ages shown are as of October 3, 2017. Each of the Director nominees has indicated that he or she will be able to serve if elected and has agreed to do so.

Elaine L. Chao resigned from the Board effective January 31, 2017. The Board thanks Ms. Chao for her service and contributions. Effective April 1, 2017, the Board appointed Kelly Ayotte as an independent Director. Ms. Ayotte was recommended for consideration by the Nominating and Corporate Governance Committee by an independent Director. The Board is focused on Board succession planning and is currently conducting a search process, which includes engagement of an independent search firm, to identify an additional independent Director to join the Board.



K. Rupert Murdoch AC, age 86

Executive Chairman

Director since: June 2013

Other Current Reporting Company Directorships: 21st Century Fox (1979-present)

K. Rupert Murdoch has served as the Company's Executive Chairman since December 2012. He has been Executive Chairman of the Company's former parent, Twenty-First Century Fox, Inc. (formerly named News Corporation) ("21st Century Fox"), a diversified global media and entertainment company, since July 2015, after serving as its Chief Executive Officer from 1979 to July 2015 and its Chairman since 1991. Since July 2016, he has served as Chairman and acting Chief Executive Officer of 21st Century Fox subsidiaries Fox News Channel and Fox Business Network. Mr. K.R. Murdoch is the father of Messrs. J.R. Murdoch and L.K. Murdoch.

Mr. K.R. Murdoch has been the driving force behind the evolution of the Company and 21st Century Fox from the single, family-owned Australian newspaper he took over in 1953 to the global public media companies they are today. Mr. K.R. Murdoch brings to the Board invaluable knowledge and expertise regarding the Company's businesses and provides strong operational leadership and broad strategic vision for the Company's future.



Lachlan K. Murdoch, age 46

Co-Chairman

Director since: June 2013

Other Current Reporting Company Directorships: 21st Century Fox (1996-present)

Lachlan K. Murdoch has been a Director of the Company since June 2013 and has been Co-Chairman since March 2014. Since 1996, he has served as a Director of 21st Century Fox, serving as its Co-Chairman since March 2014 and as its Executive Chairman since July 2015. He has served as Executive Chairman of Nova Entertainment, an Australian media company, since 2009. Mr. L.K. Murdoch has served as the Executive Chairman of Illyria Pty Ltd, a private company, since 2005. Mr. L.K. Murdoch served as a Director of Ten Network Holdings Limited, an Australian media company, from December 2010 to March 2014 and as its Non-Executive Chairman from February 2012 to March 2014, after serving as its Acting Chief Executive Officer from February 2011 to January 2012. Mr. L.K. Murdoch served as an advisor to 21st Century Fox from 2005 to 2007, and served as its Deputy Chief Operating Officer from 2000 to 2005. Mr. L.K. Murdoch is the son of Mr. K.R. Murdoch and the brother of Mr. J.R. Murdoch.

Mr. L.K. Murdoch brings a wealth of knowledge regarding the Company's operations and the media industry, as well as management and strategic skills, to the Board. Mr. L.K. Murdoch has extensive experience serving in several senior leadership positions within 21st Century Fox, including currently as Executive Chairman, and at various operating units within the Company, in particular as head of News Limited (now known as News Corp Australia) and the *New York Post*.



Robert J. Thomson, age 56

Chief Executive

Director since: June 2013

Robert J. Thomson has served as the Company's Chief Executive since January 2013. He served as Editor-in-Chief of Dow Jones and Managing Editor of *The Wall Street Journal* from 2008 to 2012. Mr. Thomson previously served as Publisher of Dow Jones from 2007 to 2008, after serving as Editor of *The Times* of London from 2002 to 2007. Prior to that role, he was Managing Editor of the U.S. edition of the *Financial Times*.

Through his position as the Company's Chief Executive, Mr. Thomson has an intimate knowledge of the Company's operations. Mr. Thomson has extensive business, operational and international experience in the publishing industry through his career as a financial journalist, foreign correspondent and editor. Under his management and leadership, *The Wall Street Journal* was consistently one of the most innovative and successful newspapers in the U.S. and also greatly expanded its global reach through the digital initiatives of WSJ.com. As Managing Editor of the U.S. edition of the *Financial Times*, Mr. Thomson led its drive into the U.S. market, where sales trebled during his tenure. His keen understanding of the evolving U.S. and international markets in which the Company operates and his commitment to generating high quality content make him a valuable resource for the Board.



Kelly Ayotte, age 49

Director since: April 2017

Committees: Nominating and Corporate Governance

Other Current Reporting Company Directorships: Caterpillar Inc. (2017-present)

Kelly Ayotte served as a United States Senator for the State of New Hampshire from 2011 to 2017. While in the Senate, she served on the Armed Services, Budget, Commerce, Homeland Security and Governmental Affairs, and Small Business and Entrepreneurship Committees. Prior to her election to the Senate, Senator Ayotte served as the chief of New Hampshire's Homicide Unit and Deputy Attorney General of New Hampshire before being named New Hampshire's first female Attorney General, in which role she served from 2004 until 2009. Ms. Ayotte joined the Board of Directors of Caterpillar Inc. in August 2017. She has also served since 2017 as a Senior Advisor to Blink Health LLC, a technology platform for prescription drugs, on the Advisory Council for Microsoft Corporation and on the Board of Directors for BAE Systems, Inc., a defense contractor.

Ms. Ayotte brings to the Board strong leadership and strategic planning skills as well as in-depth knowledge in the areas of public policy, government and law. She offers valuable insights on private sector innovation from her service on the Senate Commerce Committee, including on its Subcommittee on Communications, Technology, Innovation and the Internet, as well as financial experience from her service on the Senate Budget Committee.



José María Aznar, age 64

Director since: June 2013

Committees: Nominating and Corporate Governance (Chair)

José María Aznar has served as the President of the Foundation for Social Studies and Analysis, a political research and educational organization focused on Spain, since 1989. Mr. Aznar has served as President of the Honorary Board of the Bussola Institute since May 2017 and on the Board of Directors of Afiniti, a developer of artificial intelligence systems, since 2016. Mr. Aznar has been a senior advisor to the Global Board of DLA Piper LLP since 2015 and a member of the International Advisory Board of Barrick Gold Corporation since 2011. From 2011 until 2015, Mr. Aznar was a Distinguished Fellow at the Johns Hopkins University Paul H. Nitze School of Advanced International Studies, where he was also Chairman of the Atlantic Basin Initiative. He was previously a Distinguished Scholar at the Edmund A. Walsh School of Georgetown University from 2004 to 2011. Mr. Aznar served as the Executive President of the Partido Popular of Spain from 1990 to 2004, and as its Honorific President from 2004 to 2016. Mr. Aznar was a member of The State Council of Spain from 2005 to 2006 and served as the President of Spain from 1996 to 2004. Mr. Aznar served as a Director of 21st Century Fox from 2006 until June 2013.

Mr. Aznar, with his extensive experience, including serving as President of Spain, brings knowledge, expertise and an international perspective to the Board, providing valuable insight into political and governmental matters throughout the world. He has a unique and deep knowledge with respect to several countries in which the Company operates.



Natalie Bancroft, age 37

Director since: June 2013

Committees: Compensation; Nominating and Corporate Governance

Natalie Bancroft is a professionally trained opera singer, has studied journalism and is a graduate of L'Institut de Ribaupierre in Lausanne, Switzerland. Since 2016, Ms. Bancroft has served as Director of the Pacific Art Society, a non-profit performing arts company. Since 2017, Ms. Bancroft has served on the board of the Wine Country Music Awards. Ms. Bancroft has a culturally diverse background, having lived across Europe, and speaks several languages fluently. Ms. Bancroft served as a Director of 21st Century Fox from 2007 until June 2013.

Ms. Bancroft brings public company board and committee experience to the Board gained from her service as a current Director and member of both the Company's Compensation and Nominating and Corporate Governance Committees, and as a former Director of 21st Century Fox and member of its Nominating and Corporate Governance Committee. Ms. Bancroft's public company board and committee service and international experience add valuable perspective to the deliberations of the Board.



Peter L. Barnes, age 74

Lead Director

Director since: June 2013

Committees: Audit (Chair); Compensation

Peter L. Barnes has been the Lead Director of the Company since June 2013. Mr. Barnes was a Director of Metcash Limited, a wholesale distribution and marketing company, from 2005 until August 2015, having served as its Chairman since 2010 and as a Director of its predecessor from 1999 to 2005. Mr. Barnes was also formerly a Director of Ansell Limited from 2001 to 2012, having served as its Chairman from 2005 to 2012. Mr. Barnes served in various senior management positions in the United States, the United Kingdom and Asia at Philip Morris International Inc. from 1971 to 1998, including as President of Philip Morris Asia Inc. Mr. Barnes served as a Director of 21st Century Fox from 2004 until June 2013.

Mr. Barnes brings to the Board the leadership, operational and financial skills gained in his several roles at Philip Morris, as well as through his service as a Director at a number of private and public companies, including his service as Chairman of several of these companies.



Joel I. Klein, age 70

Director since: June 2013

Other Current Reporting Company Directorships: Boston Properties, Inc. (2013-present)

Joel I. Klein has served as the Chief Policy and Strategy Officer of Oscar Insurance Corporation, a health insurance company with a focus on technology, since January 2016. Mr. Klein served as Chief Executive Officer of Amplify, a digital education business formerly owned by the Company, from 2011 until the Company's sale of Amplify in September 2015, and as an Executive Vice President, Office of the Chairman of the Company from June 2013 until December 2015. Mr. Klein previously served as a Director and Executive Vice President of 21st Century Fox from 2011 until June 2013. He was the Chancellor of the New York City public school system from 2002 through 2010. He was the U.S. Chairman and Chief Executive Officer of Bertelsmann, Inc. and Chief U.S. Liaison Officer to Bertelsmann AG from 2001 to 2002. Mr. Klein also served with the Clinton administration in a number of roles, including Deputy White House Counsel from 1993 to 1995. Mr. Klein also serves on the Board of Boston Properties, Inc., where he is the lead independent director.

Mr. Klein contributes deep knowledge of the Company and its businesses gained through his roles at News Corporation and 21st Century Fox. Mr. Klein brings to the Board strong leadership skills gained from his decades of service in senior executive roles in the private and public sectors, as well as legal expertise.



James R. Murdoch, age 44

Director since: June 2013

Other Current Reporting Company Directorships: 21st Century Fox (2007-present); Tesla, Inc. (2017-present)

James R. Murdoch has been the Chief Executive Officer of 21st Century Fox since July 2015, after serving as its Co-Chief Operating Officer from March 2014 to July 2015. He previously served as the Deputy Chief Operating Officer and Chairman and Chief Executive Officer, International of 21st Century Fox from 2011 to 2014, after serving as 21st Century Fox's Chairman and Chief Executive, Europe and Asia beginning in 2007. Since April 2016, Mr. J.R. Murdoch has served as Chairman of Sky plc (formerly British Sky Broadcasting Group), a pan-European digital television provider in which 21st Century Fox holds an approximate 39% interest, where he has served as a Director since 2003, as Chief Executive Officer from 2003 to 2007 and as Chairman from 2007 to 2012. Mr. J.R. Murdoch was the Chairman and Chief Executive Officer of STAR Group Limited, a subsidiary of 21st Century Fox, from 2000 to 2003. Mr. J.R. Murdoch previously served as an Executive Vice President of 21st Century Fox, and served as a member of the Board from 2000 to 2003. He has served as a Director of Tesla, Inc. since July 2017. Mr. J.R. Murdoch was formerly a Director of GlaxoSmithKline plc from 2009 to 2012 and Sotheby's from 2010 to 2012. Mr. J.R. Murdoch is the son of Mr. K.R. Murdoch and the brother of Mr. L.K. Murdoch.

Mr. J.R. Murdoch brings to the Board deep expertise from having served in a number of leadership positions within 21st Century Fox and at its affiliates over the past two decades, culminating in his appointment as Chief Executive Officer in 2015. His broad-based experience, extensive knowledge of international markets, unique understanding of emerging technologies and strategic perspective of the Company's business and operations enable him to be a valuable resource for the Board.



Ana Paula Pessoa, age 50

Director since: June 2013

Committees: Audit

Ana Paula Pessoa has been a partner and chair of Kunumi Inteligencia Artificial SA, an artificial intelligence company in Brazil, since April 2017. She previously served as the Chief Financial Officer of the 2016 Olympic and Paralympic Summer Games in Rio de Janeiro from 2015 to March 2017 and as a Partner at Brunswick Group, an international corporate communications firm, from 2012 to 2015. She is also the founder of Avanti SC, a strategic planning consulting firm, where she has served as a consultant since 2000, and was a founding Partner of Black-Key Participações SA, which invests in digital start-up companies in Brazil, before selling her position in March 2015, and an investor and a partner of Neemu.com, an e-commerce technology firm, before selling her position in August 2015. Ms. Pessoa previously served in numerous roles during her 18-year career at the Globo Organizations ("Globo"), a media group in South America, most recently as the Chief Financial Officer from 2001 to 2011 and New Business Director from 2008 to 2011 of Infoglobo, the newspaper, Internet and information services business of Globo. She also served as a Director of Globo's subsidiaries including Valor Economico, a financial newspaper in Brazil, and Zap Internet, an online classified service in Brazil, from 2001 to 2011 and as a Director of SPIX Macaw Internet SA, an online news distribution start-up company, from 2009 to 2011. Ms. Pessoa currently serves on the Board of Directors of Vinci S.A., a French infrastructure company, and is a member of the Strategy and Investments Committee. She also serves as a member of the Audit Committee of Fundação Roberto Marinho and as a member of the advisory board of The Nature Conservancy Brasil, and was a Director of Bonera Participações S.A., an internet start-up holding company, from 2012 to 2016 and a member of the Rio de Janeiro City Council from 2013 to 2016.

Ms. Pessoa brings to the Board strong strategic leadership, business development and financial skills, including from her roles with the Olympic Games, at Brunswick and at Avanti. She contributes digital expertise developed in her roles with Black-Key Participações, Neemu.com and Bonera Participações. During her tenure at Globo, Ms. Pessoa gained extensive experience in its newspaper, Internet, cable and satellite television and telecom operations. Along with this expertise, she brings to the Board strong business development and financial skills.



Masroor Siddiqui, age 45

Director since: June 2013

Committees: Audit; Compensation (Chair)

Masroor Siddiqui is the Chief Executive Officer of Naya Capital Management UK Limited (formerly Naya Management LLP), an investment firm he co-founded in May 2012. He was previously a Partner at The Children's Investment Fund Management (UK) LLP, a hedge fund, from 2009 to 2011 and a Managing Director at Canyon Partners, an investment firm, from 2006 to 2009. Mr. Siddiqui previously served as a Senior Vice President at Putnam Investments, where he was responsible for a broad range of investments.

Mr. Siddiqui has significant experience in investing with a focus on media investments. He offers the Board valuable insights on global markets and industries relevant to the Company's businesses.

FOR ✓   **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.**

 

CORPORATE GOVERNANCE MATTERS

The Company is committed to maintaining a strong ethical culture and robust governance practices that benefit the long-term interests of stockholders. Our Board regularly reviews and updates its compliance and training programs and corporate governance policies and practices in light of stockholder feedback, changes in applicable laws, regulations and stock exchange requirements and the evolving needs of the Company's business. Our corporate governance practices include:

Board Composition and Practices	■ Majority of independent Directors ■ Independent Lead Director with robust responsibilities ■ Executive sessions of independent Directors held at every regular Board meeting ■ Annual Board and committee self-evaluations
Board Committees	■ Standing Board Committees comprised solely of independent Directors ■ Committees authorized to retain independent advisors ■ All Audit Committee members are "audit committee financial experts" ■ Compensation Committee oversees CEO succession planning process
Stockholder Rights and Engagement	■ Annual election of all Directors ➤ Majority vote standard and Director resignation policy in uncontested Director elections ■ Annual stockholder advisory vote to approve executive compensation ■ Active stockholder engagement program with our unaffiliated Class A and Class B stockholders
Risk and Compliance Oversight	■ Board oversees management's identification and management of risk ➤ Involvement at both full Board and individual committee level ■ Audit Committee assists the Board in its oversight of the Anti-Corruption Compliance Program and the activities of the Company's Compliance Steering Committee
Equity and Compensation	■ Stock ownership guidelines for the CEO, CFO, General Counsel and Non-Executive Directors ■ Prohibitions on hedging and pledging Company stock by executive officers and Directors ■ Clawback policy for executive officers covering both cash and equity compensation

Corporate Governance Policies

The Board has adopted a *Statement of Corporate Governance* that sets forth the Company's corporate governance guidelines and practices. The *Statement of Corporate Governance* addresses, among other things, the composition and functions of the Board and its committees, Director independence, Board membership criteria, Director compensation and equity ownership requirements and management evaluation and succession.

The Board has also adopted the *Standards of Business Conduct*, which are applicable to all Directors, officers and employees of the Company.

The *Standards of Business Conduct* confirm the Company's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. To promote further ethical and responsible decision-making, the Board has established the *Code of Ethics for the Chief Executive Officer and Senior Financial Officers* (the "*Code of Ethics*").

The *Statement of Corporate Governance*, the *Standards of Business Conduct*, the *Code of Ethics* and each of the Board committee charters are available on the Company's website at

newscorp.com under "About Us—Corporate Governance" and in print to any stockholder who requests them from the Corporate Secretary at our principal executive offices: News Corporation, 1211 Avenue of the Americas, New York, New York 10036. If the Company amends or waives the *Standards of Business Conduct* or the *Code of Ethics* with respect to an executive officer or Director, it will post the amendment or waiver at the same location on its website.

Stockholder Engagement

The Board believes that continual and transparent communication with our stockholders is a key component of strong corporate governance. The independent Directors view stockholder outreach as an area of priority and in fiscal 2017 directed the continuation of the Company's engagement program, which includes a specific focus on corporate governance. Our fiscal 2017 outreach program included engagement with unaffiliated stockholders representing over 25% of the outstanding Class B Common Stock and over 50% of the outstanding Class A Common Stock. Our independent Lead Director and Nominating and Corporate Governance Committee Chair directly participated, in person or by telephone, in many of these engagements. The Board strongly values the feedback our stockholders have provided on a wide range of topics including Board oversight of our business strategy, capital allocation, corporate governance, Board composition, management succession planning, executive compensation, sustainability and the Company's financial and operating performance. This input is shared with the Board and its relevant committees and informs the Company's strategy and policies as we seek to build long-term value for our stockholders.

Annual Director Elections and Majority-Voting Policy

All Directors are elected annually by our stockholders. In an uncontested election, each Director must be elected by a majority of the votes cast, meaning that the number of votes cast "FOR" a Director's election must exceed the number of votes cast "AGAINST" that Director's election. In a contested election, each Director will be elected by a plurality of votes cast. Under the Company's Amended and Restated By-laws (the "By-laws"), an incumbent Director who does not receive a majority of votes cast in an uncontested election must submit his or her resignation to the Board within 10 days. Within 90 days of the date of the certification of the election results, the Board will determine, considering all factors it deems relevant (including those set forth in our *Statement of Corporate Governance*), whether to accept the resignation.

Director Independence

Our *Statement of Corporate Governance* requires that the Board be comprised of a majority of "independent directors" in accordance with the listing rules of the NASDAQ Stock Market ("NASDAQ"). The Board, upon the recommendation of the Nominating and Corporate Governance Committee, will review and determine the independence of each Director at least annually and at other times as appropriate. The Board considers all relevant facts and circumstances in making an independence determination as to each Director, including but not limited to any relationships and transactions between the Director (and his or her immediate family members and affiliated entities) and the Company and its affiliates.

As a result of its review, the Board affirmatively determined that Mmes. Ayotte, Bancroft and Pessoa and Messrs. Aznar, Barnes and Siddiqui are independent under the standards adopted by the Company and set forth in the NASDAQ listing rules. The Board also determined that Elaine L. Chao and John Elkann, who each served on the Board during fiscal 2017, were independent during the time they each served on the Board.

Independent Oversight and Executive Sessions of Independent Directors

The Board believes its independent oversight function is further enhanced by our Audit, Compensation and Nominating and Corporate Governance Committees being comprised entirely of independent Directors.

In addition, the independent Directors of the Board generally meet in executive session without management present at every regularly scheduled Board meeting. During fiscal 2017, the independent Directors met in executive session at all five Board meetings.

Board Leadership Structure

- Executive Chairman: K. Rupert Murdoch
- Independent Lead Director: Peter L. Barnes
- Co-Chairman: Lachlan K. Murdoch
- Chief Executive: Robert J. Thomson

Mr. K.R. Murdoch serves as the Executive Chairman of the Board, while Mr. Thomson serves as the Chief Executive and a Director. Both Mr. K.R. Murdoch and Mr. Thomson are considered executive officers of the Company. Our *Statement of Corporate Governance* provides that the Board is responsible for establishing and maintaining the most effective leadership structure for the Company. To retain flexibility in carrying out this responsibility, the Board does not have a policy on whether the Chairman of the Board shall be an independent member of the Board. However, if the Chairman is not an independent Director, an independent Director shall be designated by a majority of the independent Directors of the Board to serve as Lead Director for a period of at least one year. Mr. Barnes, an independent Director, currently serves as our Lead Director. The remaining Directors include Mr. L.K. Murdoch, our Co-Chairman, and seven other Directors (five of whom are independent). A majority of the Directors are independent.

The Board believes our current leadership structure is effective and serves the best interests of our stockholders at this time. The Board believes that this structure allows our Chief Executive to focus on his duties in managing the day-to-day operations of the Company, while benefiting from Mr. K.R. Murdoch's and Mr. L.K. Murdoch's invaluable knowledge and expertise regarding the Company's businesses. In addition, the Board believes that the role of the Lead Director is structured with sufficient authority to serve as a counter-balance to management.

Lead Director Duties and Responsibilities	
presiding over all meetings of the Board at which the Executive Chairman and Co-Chairman are not present, including executive sessions of the Non-Executive Directors and the independent Directors	calling meetings of the Non-Executive Directors and/or independent Directors, if desired
	participating in the Compensation Committee's evaluation of the performance of the CEO
communicating to the Chairman feedback from executive sessions as appropriate	supervising the self-evaluations of the Directors in coordination with the Nominating and Corporate Governance Committee
serving as liaison between the Chairman and the independent Directors	
meeting with the Audit Committee and/or the Compliance Steering Committee periodically	supervising the Board's determination of the independence of its Directors
approving Board meeting agendas and information sent to the Board	ensuring his or her availability for consultation and direct communications, if requested by major stockholders
approving meeting schedules to assure that there is sufficient time for discussion of all agenda items	

Peter L. Barnes has served as Lead Director since June 2013. In recognition of his strong leadership and skills, the independent members of the Board re-elected Mr. Barnes as Lead Director in August 2017 for a term of one year. In fiscal 2017, Mr. Barnes performed duties beyond the required duties set forth above, which included:

- attending meetings of the Nominating and Corporate Governance Committee, of which Mr. Barnes is not a member;

- regularly consulting with other independent Directors between meetings;

- regularly meeting with senior management, including to report feedback from the independent Directors; and

- meeting in person and telephonically with unaffiliated holders of both Class A Common Stock and Class B Common Stock, and reporting feedback from these stockholders to the full Board.

The Board reviews its leadership structure at least annually, taking into account the responsibilities of the leadership positions and the Directors qualified to hold such positions. In conducting this review, the Board considers, among other things: (i) our policies and practices that provide independent Board oversight, (ii) the effect a particular leadership structure may have on Company performance, (iii) the structure that serves the best interests of our stockholders, and (iv) any relevant legislative or regulatory developments.

Board Committees

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each committee is governed by a written charter approved by the Board. For more information see "—Corporate Governance Policies."

Audit Committee	Primary Responsibilities
Met 7 times in fiscal 2017 **Members** Peter Barnes (Chair) Ana Paula Pessoa Masroor Siddiqui	Assist the Board in its oversight of: - the Company's accounting and financial reporting processes and systems of internal control, including the audits of the Company's financial statements and the integrity of its financial statements; - the qualifications, independence and performance of the Company's independent registered public accounting firm and the performance of the Company's corporate auditors and corporate audit function; - the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters; - investigations into complaints concerning financial matters; - risks that may have a significant impact on the financial statements; - the Anti-Corruption Compliance Program and the activities of the Compliance Steering Committee; and - the review, approval and ratification of related person transactions. **Financial Expertise and Independence** The Board has determined that all of the members of the Audit Committee are financially literate (in accordance with NASDAQ listing rules), "audit committee financial experts" (as defined under SEC rules) and independent (in accordance with SEC rules and NASDAQ listing rules for directors and audit committee members). **Report** The Report of the Audit Committee is set forth on page 26 of this proxy statement.

Compensation Committee **Met 5 times in fiscal 2017** **Members** Masroor Siddiqui (Chair) Natalie Bancroft Peter Barnes	**Primary Responsibilities** ■ to review and approve goals and objectives relevant to the compensation of the CEO, to evaluate the performance of the CEO and to recommend to the Board the compensation of the CEO; ■ to consider, authorize and oversee the incentive compensation plans in which the Company's executive officers participate and the Company's equity-based plans, including the granting of awards thereunder; ■ to review and approve equity awards and other fixed and performance-based compensation, benefits and terms of employment of the executive officers and such other senior executives identified by the Compensation Committee; ■ to review and approve employment and severance arrangements for executive officers, including employment agreements, separation agreements and change-in-control provisions, plans or agreements; ■ to review and approve or ratify principal terms of other employment arrangements (excluding arrangements for talent) where the sum of the base salary, bonus target and long-term incentive target is equal to or greater than a specified threshold amount; ■ to review and approve other separation obligations that exceed by more than a specified amount those provided for in an employment agreement required to be approved or ratified by the Compensation Committee; ■ to review the recruitment, retention, compensation, termination and severance policies for senior executives; ■ to review and assist with the development of executive succession plans and to consult with the CEO regarding the selection of senior executives; ■ to review anually the form and amount of compensation of Non-Executive Directors for service on the Board and its committees and to recommend changes in compensation to the Board as appropriate; ■ to review the compensation policies and practices of the Company and its subsidiaries to determine whether they create risk-taking incentives that are reasonably likely to have a material adverse impact on the Company; and ■ to oversee engagement and communications with stockholders on executive compensation matters, and review and assess the results of stockholder votes on executive compensation matters, including the Company's most recent advisory vote on executive compensation.

Independence

The Board has determined that all of the members of the Compensation Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), "outside directors" (within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code")), and independent (in accordance with SEC rules and NASDAQ listing rules for directors and compensation committee members).

Delegation

Pursuant to its charter, the Compensation Committee may delegate its authority to one or more subcommittees, members of the Board or officers of the Company, to the extent permitted by law, when it deems appropriate and in the best interests of the Company. The Compensation Committee has delegated to Messrs. K.R. Murdoch and Thomson the authority to make awards of stock-based compensation within certain prescribed limits to non-executive officers of the Company. Any awards made by Messrs. K.R. Murdoch or Thomson pursuant to this authority are reported to the Compensation Committee on an annual basis. Further discussion of the processes and procedures for the consideration and determination of the compensation paid to the NEOs during fiscal 2017, including discussion of the role of compensation consultants, is found in the section titled "Compensation Discussion and Analysis" below.

Report

The Report of the Compensation Committee is set forth on page 45 of this proxy statement.

Nominating and Corporate Governance Committee **Met 5 times in fiscal 2017** **Members** José María Aznar (Chair) Kelly Ayotte Natalie Bancroft	**Primary Responsibilities** ■ to develop and recommend to the Board criteria for identifying and evaluating Director candidates and periodically review these criteria; ■ to review the qualifications of candidates for Director suggested by Board members, stockholders, management and others in accordance with criteria recommended by the Nominating and Corporate Governance Committee and approved by the Board; ■ to establish procedures for consideration of Board candidates recommended for the Nominating and Corporate Governance Committee's consideration by the Company's stockholders; ■ to consider the performance, contributions and independence of incumbent Directors in determining whether to nominate them for re-election; ■ to recommend to the Board a slate of nominees for election or re-election to the Board at each annual meeting of stockholders; ■ to recommend to the Board candidates to be elected to the Board as necessary to fill vacancies and newly created directorships; ■ to make recommendations to the Board as to determinations of Director independence; ■ to advise and make recommendations to the Board on corporate governance matters; ■ to develop and recommend to the Board, in coordination with the Lead Director, an annual self-evaluation process for the Board; and ■ to oversee a succession planning process for the Board and its committees. **Independence** The Board has determined that all of the members of the Nominating and Corporate Governance Committee are independent (in accordance with SEC rules and NASDAQ listing rules for directors).

Director Attendance

Our *Statement of Corporate Governance* provides that Directors are expected to attend meetings of the Board and meetings of the Board committees on which they serve. During fiscal 2017, the Board held five meetings. Each of our current Directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which he or she served (held during the period that he or she served).

Directors are also encouraged to attend and participate in the Company's annual meeting of stockholders. Ten of the then serving Directors attended the annual meeting of stockholders held by the Company in November 2016.

Board's Role in Strategy

Our Board sets the strategic vision for the Company. As part of this process, the Board reviews the Company's long-term strategic plan at least annually

and monitors implementation of the strategic plan throughout the year. The Board generally discusses strategy at every regular meeting.

Board Oversight of Risk

Risk management is primarily the responsibility of management; however, the Board oversees management's identification and management of risks to the Company. The Board does not view risk in isolation; it considers risks in making significant business decisions and as part of the Company's overall business strategy. The Board uses various means to fulfill this oversight responsibility. The Board, and its committees, as appropriate, regularly discuss and receive periodic updates from the CEO, CFO, General Counsel and other members of senior management regarding significant risks to the Company, including in connection with the annual review of the Company's business plan and its review of budgets, strategy and major transactions. These discussions include operational, strategic, legal and regulatory, financial and reputational risks, and the plans to address these risks.

Each of the Board's standing committees assists the Board in overseeing the management of the Company's risks within the areas delegated to that committee, which then reports to the full Board as appropriate. In particular:

- the Audit Committee oversees risks relating to its review of the Company's financial statements and financial reporting processes, and its oversight of the Company's Compliance Steering Committee;

- the Compensation Committee monitors risks associated with the design and administration of the Company's compensation programs; and

- the Nominating and Corporate Governance Committee oversees risk as it relates to the Company's corporate governance processes.

Each standing committee has full access to management, as well as the ability to engage advisors.

Related Person Transactions Policy

Procedures for Approval of Related Person Transactions

The Audit Committee has established written procedures for the review of related person transactions. Pursuant to these procedures, the Audit Committee reviews and approves, ratifies or disapproves, as appropriate transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the aggregate amount involved exceeds $120,000 and in which a Director, Director emeritus, Director nominee, executive officer, 5% holder of the Company's voting stock or an immediate family member of any of the foregoing has a direct or indirect material interest.

When determining whether to approve or ratify a related person transaction, the Audit Committee shall consider all relevant facts and circumstances, including, but not limited to: whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; the business reasons for the transaction; whether the transaction would impair the independence of an independent Director; and whether the transaction would present an improper conflict of interest for any Director or

executive officer of the Company, taking into account the nature of the transaction and the Director or executive officer's interest in the transaction. The Audit Committee shall not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant info, the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. No Director will participate in any discussion or approval of a related person transaction for which he or she (or an immediate family member) is a related person, except that such Director will provide all material information concerning the transaction to the Audit Committee.

During fiscal 2017, all of the transactions described in this section that were subject to the Audit Committee's policies and procedures were reviewed and approved or ratified by the Audit Committee or the Board.

Certain Relationships

Shiva Swami, the brother-in-law of Bedi Ajay Singh, the Company's former CFO, has provided information technology services on an arms-length, ordinary course basis to News America Marketing, a division of the Company, through an intermediary service company. Mr. Swami received approximately $600,000 for his work providing these services. Mr. Swami is expected to receive approximately $300,000 for similar work in fiscal 2018.

Nisha Bedi, the daughter of Mr. Singh, is employed at Move, in which the Company owns an 80% interest, as a Business Analyst, and her annual total compensation is approximately $135,000. Ms. Bedi's compensation was established in accordance with the Company's employment and compensation practices applicable to employees with similar qualifications and responsibilities.

News Corp Australia, a division of the Company, REA Group, in which the Company owns a 61.6% interest, HarperCollins, a division of the Company, and/or their respective subsidiaries purchase advertising on an arms-length, ordinary course basis from Nova Entertainment Group ("Nova"), of which Mr. L.K. Murdoch, Co-Chairman of the Company, serves as Executive Chairman and in which he holds an indirect 100% interest. In fiscal 2017, the aggregate value of such transactions was approximately $850,000, representing less than 5% of recipient's revenues. In addition, Nova purchases advertising on an arms-length, ordinary course basis from News Corp Australia. In fiscal 2017, the aggregate value of such transactions was approximately $650,000, representing less than 5% of recipient's revenues. Pursuant to existing arrangements, News Corp Australia is expected to purchase approximately $150,000 in advertising and receive approximately $500,000 in advertising revenue from Nova in fiscal 2018.

Pursuant to existing arrangements, HarperCollins is expected to make future payments of less than $150,000 for book royalty advances on an arms-length, ordinary course basis to Union Literary, a literary agency of which Trena Keating, the spouse of David B. Pitofsky, the Company's General Counsel, is a partner. Ms. Keating is expected to receive approximately $20,000 of such amount.

In December 2016, News Corp Australia, FOX SPORTS Australia, a division of the Company, Ten Network Holdings Limited ("Ten") and Nova became shareholders in Scaleup Media Fund ("Scaleup"), a company that provides advertising to start-up companies in exchange for equity interests in such companies. Pursuant to the shareholders' deed governing Scaleup, News Corp Australia, FOX SPORTS Australia, Ten and Nova contributed approximately $160,000, $80,000, $80,000 and $80,000, respectively, in exchange for equity ownership of 40%, 20%, 20% and 20%, respectively. For each of 2017, 2018 and 2019, News Corp Australia is to contribute approximately $1,500,000 and each of the other shareholders is to contribute approximately $750,000 in advertising space to Scaleup. The selection of prospective recipient start-up companies and campaigns will be determined by the board of directors of Scaleup, which will comprise one director designated by each shareholder. Each shareholder may decline participation in any particular campaign.

CEO Succession Planning

Our *Statement of Corporate Governance* provides that the Board will annually review CEO succession. The Compensation Committee, in consultation with the CEO, reviews and assists with the development of executive succession plans. The CEO provides the Compensation Committee with an assessment of members of senior management and their succession potential. The Compensation Committee reports the results of these assessments to the Board.

Annual Board and Committee Evaluations

The Lead Director and the Nominating and Corporate Governance Committee are responsible for overseeing an annual self-evaluation process for the Board that includes an assessment, among other things, of the Board's maintenance and implementation of the Company's standards of conduct and corporate governance policies. The review seeks to identify specific areas, if any, in need of improvement or strengthening and culminates in a discussion by the full Board of the results and any actions to be taken. Each standing committee of the Board evaluates its performance on an annual basis and reports to the Board on such evaluation.

Over the past year, each Director completed a written questionnaire on a number of topics, including Board composition and structure, Board and committee responsibilities and effectiveness, Director engagement and performance, and Board meetings and resources. The results were discussed by the full Board, with management, and in an executive

session of the independent Directors. In addition, each standing committee conducted its own self-evaluation and reported on the same to the full Board.

Director Nomination Process

The Nominating and Corporate Governance Committee develops criteria for filling vacant Board positions, taking into consideration such factors as it deems appropriate, including the candidate's:

- education and background;

- leadership and ability to exercise sound judgment;

- general business experience and familiarity with the Company's businesses; and

- unique expertise or perspective that will be of value to the Company.

Candidates should not have any interests that would materially impair their ability to exercise independent judgment or otherwise discharge the fiduciary duties of our Directors. All candidates must possess personal integrity and ethical character, and value and appreciate these qualities in others. It is expected that each Director will devote the necessary time to fulfill the duties of a Director. In this regard, the Nominating and Corporate Governance Committee will consider the number and nature of each Director's other commitments, including other directorships.

Although the Board does not have a formal policy with respect to diversity in identifying Director nominees, the Nominating and Corporate Governance Committee seeks to promote through the nomination process an appropriate diversity on the Board of professional background, experience, expertise, perspective, age, gender, ethnicity and geographic location/country of citizenship, and assesses the effectiveness of these factors in the Director selection and nomination process. The Board also evaluates its diversity as part of its annual self-evaluation process. The current composition of the Board reflects those efforts and the importance of diversity to the Board. The Company maintains a *Corporate Diversity Statement*, which describes our diversity and inclusion objectives and efforts. The *Corporate Diversity Statement* is available on the Company's website at ***newscorp.com*** under "About Us—Corporate Governance—Corporate Diversity Statement."

After completing its evaluation of a potential Director nominee, the Nominating and Corporate Governance Committee will make a recommendation to the full Board, which makes the final determination whether to nominate or appoint the Director nominee.

Stockholder Recommendation of Director Candidates

Stockholders may recommend Director candidates for consideration by the Nominating and Corporate Governance Committee by submitting their names and appropriate background and biographical information in writing to the attention of the Corporate Secretary at News Corporation, 1211 Avenue of the Americas, New York, New York 10036. Director candidates recommended by stockholders should meet the Director qualifications set forth under the heading "Board Membership Criteria" in the *Statement of Corporate Governance*. Director

candidates recommended by stockholders who meet these Director qualifications will be considered by the Chair of the Nominating and Corporate Governance Committee, who will present the information on the candidate to the entire Nominating and Corporate Governance Committee. All Director candidates recommended by stockholders will be considered by the Nominating and Corporate Governance Committee in the same manner as any other candidate.

Communicating with the Board

Stockholders and other persons interested in communicating with any Director, any committee of the Board or the Board as a whole may do so by submitting such communication in writing and sending it by mail to the attention of the appropriate

party or to the attention of our Lead Director at News Corporation, 1211 Avenue of the Americas, New York, New York 10036 or by email to ***LeadDirector@newscorp.com.***

Pursuant to the process established by the Nominating and Corporate Governance Committee for handling all communications received by the Company and addressed to the Board, the Corporate Secretary reviews and forwards such communications as appropriate. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded such as: business solicitation or advertisements; product-related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; and spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the corporate audit department and handled in accordance with the procedures established by the Audit Committee with respect to such matters.

DIRECTOR COMPENSATION

Directors' fees are not paid to Directors who are executives or employees of the Company (collectively, the "Executive Directors") because the responsibilities of Board membership are considered in determining compensation paid as part of the Executive Directors' normal employment conditions.

The basic fees payable to the Directors who are not executives of the Company (collectively, the "Non-Executive Directors") are reviewed and recommended by the Compensation Committee and set by the Board. The Compensation Committee annually reviews the form and amount of Non-Executive Director compensation, including against that of the Company's peers and general industry. In such review, the Compensation Committee considers the appropriateness of the form and amount of Non-Executive Director compensation and makes recommendations to the Board concerning Non-Executive Director compensation with a view toward attracting and retaining qualified Directors. The Company believes that compensation for Non-Executive Directors should be competitive and fairly reflect the work and skills required for a company of News Corporation's size and complexity. The Company also believes that Non-Executive Director compensation should include equity-based compensation in order to further align Directors' interests with the long-term interests of stockholders. As part of its fiscal 2017 review, the Compensation Committee reviewed and considered data provided to the Committee by its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at the companies in the Company's peer group used by the Compensation Committee for the assessment of executive compensation. As a result of this review, the Compensation Committee determined that compensation of Non-Executive Directors on the Board and its committees is reasonable and appropriate.

During fiscal 2017, the Non-Executive Directors were Mmes. Ayotte (beginning April 1, 2017), Bancroft, Chao (until January 31, 2017) and Pessoa and Messrs. L.K. Murdoch, Aznar, Barnes, Elkann (until September 30, 2016), Klein, J.R. Murdoch and Siddiqui. The annual retainers paid to Non-Executive Directors for service on the Board and its committees in fiscal 2017 are set forth in the table below.

Annual Board and Committee Retainers for the Fiscal Year Ended June 30, 2017

Board Cash Retainer	$100,000
Board Deferred Stock Unit ("DSU") Retainer	$145,000
Lead Director Retainer	$ 35,000
Audit Committee Chair Retainer	$ 20,000
Compensation Committee Chair Retainer	$ 12,000
Nominating and Corporate Governance Committee Chair Retainer	$ 10,000
Audit Committee Member Retainer	$ 8,000
Compensation Committee Member Retainer	$ 6,000
Nominating and Corporate Governance Committee Member Retainer	$ 6,000

DSUs are awarded to Non-Executive Directors on a quarterly basis on July 1, October 1, January 1 and April 1 of each year (or the first trading day following such date) (each, a "DSU Grant Date"). The number of DSUs awarded each DSU Grant Date is based on the closing price of the Company's Class A Common Stock on such DSU Grant Date. DSUs will vest upon the earlier of (i) the July 1, October 1, January 1 or April 1 closest to the fifth anniversary of the DSU Grant Date (or the first trading day following such date) and (ii) the date of the Non-Executive Director's end of service (or the first trading day following such date) (each, a "DSU Vest Date"), at which time DSUs will be payable in cash based on the closing price of the Company's Class A Common Stock on such DSU Vest Date. To further align the Non-Executive Directors' compensation with total return to stockholders, the Compensation Committee determined to grant dividend equivalents on DSUs beginning with the fiscal 2017 DSU Retainer. Such dividend equivalents are represented by additional DSUs and are payable when the underlying award vests.

DIRECTOR COMPENSATION

In addition, all Non-Executive Directors are reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the Board and its committees. We may invite the spouse or family members of each Non-Executive Director to attend events associated with Board meetings or other Company-related events. To the extent costs for these activities and costs for any other personal benefits for a Non-Executive Director exceeds $10,000 for the year, they are included in the amounts in the table below.

The table below shows the total compensation paid during fiscal 2017 by the Company to each of the Directors who served during fiscal 2017 and who are not NEOs.

Director Compensation for the Fiscal Year Ended June 30, 2017

Name	Fees Earned or Paid in Cash	Stock Awards[a]	Option Awards	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Lachlan K. Murdoch	$100,000	$109,916	—	—	$174,644[b]	$384,560
Kelly Ayotte[c]	$ 26,500	$ 36,247	—	—	—	$ 62,747
José María Aznar	$116,000	$109,916	—	—	—	$225,916
Natalie Bancroft	$112,000	$109,916	—	—	—	$221,916
Peter L. Barnes	$169,000	$109,916	—	—	—	$278,916
Elaine L. Chao[d]	$ 66,817	$ 49,045	—	—	—	$115,862
John Elkann[e]	$ 25,000	$ 311	—	—	—	$ 25,311
Joel I. Klein	$100,000	$109,916	—	—	$ 9,195[f]	$ 219,111
James R. Murdoch	$100,000	$109,916	—	—	—	$209,916
Ana Paula Pessoa	$108,000	$109,916	—	—	—	$ 217,916
Masroor Siddiqui	$126,000	$109,916	—	—	—	$235,916

(a) DSU Grant Dates occur July 1, October 1, January 1 and April 1 of each year (or the first trading day following such date). As the Company maintains a 52-53-week fiscal year ending on the Sunday nearest to June 30, each fiscal year may include three, four or five DSU Grant Dates. Fiscal 2017 was a 52-week period, which resulted in our Non-Executive Directors receiving three quarterly DSU grants during the fiscal year on October 1, 2016, January 4, 2017 and April 1, 2017. The amounts set forth in the "Stock Awards" column represent the aggregate grant date fair value of stock awards granted during the fiscal year ended June 30, 2017, including dividend equivalents thereon, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For additional information on how we account for equity-based compensation, see Note 12 to our consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2017 filed with the SEC on August 14, 2017. The aggregate number of equity awards outstanding as of fiscal year end for each Non-Executive Director appears in the table on the following page.

(b) Represents certain security expenses provided to Mr. L.K. Murdoch, Co-Chairman of the Company. These services are incremental to security arrangements provided at News Corporation business facilities. The Compensation Committee has approved these expenses as reasonable, necessary and for the Company's benefit.

(c) Represents compensation for partial-year service as a Non-Executive Director; Ms. Ayotte was elected to the Board effective April 1, 2017

(d) Represents compensation for partial-year service as a Non-Executive Director; Ms. Chao resigned from the Board effective January 31, 2017.

(e) Represents compensation for partial-year service as a Non-Executive Director; Mr. Elkann resigned from the Board effective September 30, 2016.

(f) Represents contributions made by the Company in respect of medical, dental and vision plans for the benefit of Mr. Klein in respect of his prior employment by the Company as Chief Executive Officer of Amplify, a digital education business formerly owned by the Company, and Executive Vice President, Office of the Chairman.

Stock Ownership Guidelines for Non-Executive Directors

Pursuant to the *Statement of Corporate Governance*, Non-Executive Directors are required to own equity securities of the Company (including DSUs, stock appreciation rights ("SARs") and restricted stock units ("RSUs")) equal in value to at least five times the amount of the Non-Executive Director's annual cash retainer for service on the Board. Each Non-Executive Director will have five years from his or her first election to the Board to comply with these guidelines. All incumbent Non-Executive Directors currently comply with or are on track to comply with the stock ownership guidelines.

The following table sets forth information with respect to the aggregate outstanding equity awards at the end of fiscal 2017 of each of the Directors who served during fiscal 2017 and who are not NEOs, which include unvested cash-settled DSUs and, with respect to Mr. Klein, unvested PSUs.

| | Stock Awards |
| | Number of Shares or Units of Stock That Have Not Vested |
Name	
Lachlan K. Murdoch	38,983
Kelly Ayotte	2,834
José María Aznar	49,283
Natalie Bancroft	49,283
Peter L. Barnes	49,283
Elaine L. Chao	—[a]
John Elkann	—[b]
Joel I. Klein	141,656[c]
James R. Murdoch	37,629
Ana Paula Pessoa	37,629
Masroor Siddiqui	37,629

(a)   Ms. Chao resigned from the Board effective January 31, 2017.

(b)   Mr. Elkann resigned from the Board effective September 30, 2016.

(c)   Comprises 124,434 PSUs and 17,222 DSUs.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm to audit the books and accounts of the Company for the fiscal year ending June 30, 2018. E&Y has audited the books and records of the Company since its formation. In order to provide for continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm. Further, in connection with the mandated rotation of our independent registered public accounting firm's lead engagement partner, the Audit Committee is directly involved in the periodic selection of E&Y's lead engagement partner.

The Audit Committee believes that the continued retention of E&Y is in the best interests of the Company and its stockholders, and is submitting the appointment of E&Y to the stockholders for ratification as a matter of good corporate governance. If this appointment is not ratified by our stockholders, the Audit Committee will reconsider its decision. A representative of E&Y is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement and will be available to respond to appropriate questions.

FOR ✓	THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2018.

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. Accordingly, the Audit Committee has appointed E&Y to perform audit and other permissible non-audit services for the Company and its subsidiaries. The Company has formal procedures in place for the pre-approval by the Audit Committee of all services provided by E&Y. These pre-approval procedures are described below under "—Audit Committee Pre-Approval Policies and Procedures."

The description of the fees for the services rendered to the Company and its subsidiaries by E&Y for the fiscal years ended June 30, 2017 and June 30, 2016 is set forth below.

	Fiscal 2017	Fiscal 2016
Audit Fees[a]	$13,517,000	$11,982,000
Audit-Related Fees[b]	780,000	1,097,000
Tax Fees[c]	3,715,000	3,720,000
All Other Fees[d]	245,000	80,000
Total Fees	$18,257,000	$16,879,000

(a)   Audit fees include: fees rendered in connection with the annual audit of the Company's consolidated financial statements as of and for the fiscal years ended June 30, 2017 and June 30, 2016; the audit of internal control over financial reporting as of June 30, 2017 and June 30, 2016 (as required by Section 404 of the Sarbanes-

Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act")); statutory audits required internationally; and reviews of the Company's unaudited consolidated interim financial statements included in the Company's statutory and regulatory filings.

(b) Audit-related fees relate principally to employee benefit plan audits, due diligence related to mergers and acquisitions, audits of entities to be sold, accounting consultations, agreed-upon procedure reports, reports on internal controls over certain distribution services provided to third parties and other services related to the performance of the audit or review of the Company's consolidated financial statements.

(c) Tax fees include fees for tax compliance and tax consultations for domestic and international operating units, including due diligence related to mergers and acquisitions.

(d) All other fees relate principally to expatriate services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee. The Audit Committee's policy provides for pre-approval of audit, audit-related, tax and certain other services specifically described by the Audit Committee on an annual basis. In addition, individual engagements anticipated to exceed pre-established thresholds, as well as certain other services, must be separately approved. The policy also provides that the Audit Committee can delegate pre-approval authority to any member of the Audit Committee provided that the decision to pre-approve is communicated to the full Audit Committee at its next meeting. The Audit Committee has delegated this responsibility to the Chair of the Audit Committee. Management has also implemented internal procedures to ensure compliance with this policy. As required by the Sarbanes-Oxley Act, all audit and non-audit services provided in the fiscal years ended June 30, 2017 and June 30, 2016 have been pre-approved by the Audit Committee in accordance with these policies and procedures. The Audit Committee also reviewed the non-audit services provided by E&Y during the fiscal years ended June 30, 2017 and June 30, 2016, and determined that the provision of such non-audit services was compatible with maintaining the auditor's independence.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act of 1933, as amended, or the Exchange Act or incorporated by reference in any document so filed.

In accordance with its written charter, the Audit Committee assists the Board in its oversight of (i) the Company's accounting and financial reporting processes and systems of internal control, including the audits of the Company's financial statements and the integrity of financial statements, (ii) the qualifications, independence and performance of the Company's independent registered public accounting firm and the performance of the Company's corporate auditors and corporate audit function, (iii) the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (iv) investigations into complaints concerning financial matters, (v) risks that have a significant impact on the Company's financial statements, (vi) oversight of the Company's ongoing Anti-Corruption Compliance Program and activities of the Company's Compliance Steering Committee and (vii) the review, approval and ratification of transactions with related persons. The Audit Committee provides an avenue of communication among management, the independent registered public accounting firm, the corporate auditors and the Board. Management has the primary responsibility for the preparation of the Company's financial statements and the reporting process, including the system of internal control over financial reporting. The independent registered public accounting firm has the responsibility for the audit of those financial statements and internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes.

In discharging its oversight responsibility as to the audit process, the Audit Committee (i) obtained from the independent registered public accounting firm a formal written statement describing all relationships between the independent registered public accounting firm and the Company that might bear on the independent registered public accounting firm's independence and affirming its independence consistent with applicable requirements of the Public

Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, (ii) discussed with the independent registered public accounting firm, which documented the discussion, any relationships that may impact the firm's objectivity and independence and (iii) considered whether the non-audit services provided to the Company by the independent registered public accounting firm are compatible with maintaining such firm's independence. The Audit Committee reviewed with both the independent registered public accounting firm and the corporate auditors their identification of audit risks, audit plans and audit scope. The Audit Committee discussed with management, the independent registered public accounting firm and the corporate auditors the corporate audit function's organization, responsibilities, budget and staffing.

The Audit Committee also discussed and reviewed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Auditing Standard No. 1301, "Communication with Audit Committees," as adopted by the Public Company Accounting Oversight Board. The Audit Committee met with each of the independent registered public accounting firm and the corporate auditors, both with management present and in private sessions without management present, to discuss and review the results of the independent registered public accounting firm's audit of the financial statements, including the independent registered public accounting firm's evaluation of the accounting principles, practices and judgments applied by management, the results of the corporate audit activities and the quality and adequacy of the Company's internal controls.

The Audit Committee discussed the interim financial information contained in each of the quarterly earnings announcements with Company management and the independent registered public accounting firm. The Audit Committee also reviewed the audited financial statements of the Company as of and for the fiscal year ended June 30, 2017 with management and the independent registered public accounting firm.

At its meetings every quarter, the Audit Committee met with members of management, the independent registered public accounting firm and the corporate auditors to review the fiscal 2017 certifications provided by the CEO and the CFO under the Sarbanes-Oxley Act, the rules and regulations of the SEC and the overall certification process. At these meetings, management reviewed with the Audit Committee each of the Sarbanes-Oxley Act certification requirements including whether there were any (i) significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal control over financial reporting.

The Audit Committee received reports from the Company's General Counsel and Chief Compliance Officer and the corporate auditors regarding the Company's policies, processes and procedures relating to compliance with News Corporation's Global Anti-Bribery and Anti-Corruption Policy and the activities of the Company's Compliance Steering Committee.

Based on the above-mentioned review and discussions with management, the independent registered public accounting firm and the corporate auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2017, for filing with the SEC. The Audit Committee also appointed E&Y as the Company's independent registered public accounting firm for fiscal 2018, and the Board concurred in such appointment.

THE AUDIT COMMITTEE:

Peter L. Barnes (Chair)
Ana Paula Pessoa
Masroor Siddiqui

PROPOSAL NO. 3
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act require that the Company provide our stockholders with the opportunity to approve, on an advisory, nonbinding basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the rules of the SEC.

As described in detail in the "Compensation Discussion and Analysis," the Compensation Committee seeks to closely align the interests of our NEOs with the interests of the Company's stockholders. The Company's executive compensation program is designed to drive Company performance, ensure our compensation practices support growth for stockholders, and attract, retain and motivate the top executive talent necessary for the Company's success. The compensation framework designed by the Company emphasizes a pay for performance model, a focus on long-term growth and diversified performance metrics. The Compensation Committee believes that our compensation framework effectively aligns pay with individual and Company performance as further described beginning on page 33 under the heading "Aligning Compensation with Company Performance." In addition, as described on page 35 under the heading "Fiscal 2017 Pay Mix," the compensation framework places a significant majority of the Executive Chairman's, CEO's, CFO's and General Counsel's total direct compensation "at-risk" and dependent upon performance, with a significant portion of total direct compensation tied to the Company's long-term results and future stock price performance. The Company has also implemented a number of executive compensation practices, as described on page 32, which the Compensation Committee considers to be effective at driving performance and supporting long-term growth for our stockholders.

The Board recommends that stockholders indicate their support for the Company's compensation of its NEOs. The vote on this resolution, commonly known as a "say on pay" resolution, is not intended to address any specific element of compensation but rather the overall NEO compensation program as described in this proxy statement. Although this vote is advisory and not binding on the Company or the Board, the Compensation Committee, which is responsible for developing and administering the Company's executive compensation philosophy and program, will consider the results as part of its ongoing review of the Company's executive compensation program.

Accordingly, we ask our stockholders to vote on the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement for the 2017 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

The Board of Directors has adopted a policy providing for annual "say-on-pay" advisory votes. Unless the Board of Directors modifies its policy on the frequency of holding "say-on-pay" advisory votes, the next "say-on-pay" advisory vote will occur in 2018.

FOR ✓ **THE BOARD UNANIMOUSLY RECOMMENDS AN ADVISORY VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

EXECUTIVE OFFICERS OF NEWS CORPORATION

The executive officers of the Company as of October 3, 2017 are set forth in the table below. Unless otherwise specified, each holds the office indicated until his or her successor is chosen and qualified at the regular meeting of the Board to be held following the Annual Meeting, or at another meeting of the Board as appropriate.

Name	Age	Position with the Company
K. Rupert Murdoch[a]	86	Executive Chairman
Robert J. Thomson	56	Chief Executive Officer
Susan Panuccio	45	Chief Financial Officer
David B. Pitofsky	52	General Counsel

(a) Mr. K.R. Murdoch is the father of Mr. L.K. Murdoch, the Company's Co-Chairman and a Director, and Mr. J.R. Murdoch, a Director. None of the other executive officers of the Company is related to any other executive officer or Director of the Company by blood, marriage or adoption.

Information concerning Messrs. K.R. Murdoch and Thomson can be found under "Proposal No. 1: Election of Directors."

Susan Panuccio—Ms. Panuccio has served as the Company's Chief Financial Officer since March 1, 2017. Ms. Panuccio previously served as Chief Financial Officer of News Corp Australia, a division of the Company, since 2013. From 2008 to 2012, she served as Chief Financial Officer of News UK, a division of the Company. Prior to assuming that role, she served in a variety of roles within News UK, including Director of Strategic Program Management and Director of Corporate Planning, since joining the Company in 2002. Prior to joining the Company, Susan worked in finance roles at corProcure, AngloGold Ashanti and Ansett Australia. She began her career as a Senior Accountant at KPMG. Ms. Panuccio is a chartered accountant.

David B. Pitofsky—David B. Pitofsky has served as the Company's General Counsel since February 2015. He also serves as the Chief Compliance Officer of the Company. Mr. Pitofsky served as a Deputy General Counsel for the Company from April 2013 until February 2015 and as the Company's Deputy Chief Compliance Officer from June 2013 until February 2015. Mr. Pitofsky previously held the position of partner at Goodwin Procter LLP, a law firm, from 2005 to March 2013. From 1996 to 2005, Mr. Pitofsky was an Assistant U.S. Attorney in the Eastern District of New York, rising to the level of Deputy Chief of the Criminal Division.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains the Company's compensation philosophy and summarizes the material components of our executive compensation program. Our named executive officers, or NEOs, for fiscal 2017 are:

Name	Title
K. Rupert Murdoch	Executive Chairman
Robert J. Thomson	Chief Executive Officer
Susan Panuccio[a]	Chief Financial Officer
David B. Pitofsky	General Counsel
Bedi Ajay Singh[b]	Former Chief Financial Officer

(a)   Ms. Panuccio was appointed CFO effective March 1, 2017.

(b)   Mr. Singh served as CFO during fiscal 2017 until March 1, 2017. For details, see "—Executive Summary—Change in Chief Financial Officer" below.

The NEOs listed above represent all of the Company's executive officers, as defined by SEC rules, during fiscal 2017.

Executive Summary

Compensation Philosophy

The Compensation Committee has established a compensation program that seeks to support the creation of long-term growth and value for our stockholders through three key objectives:

Drive Company Performance	• Program emphasizes variable, performance-based compensation
	• Balance of short- and long-term "at-risk" compensation elements designed to reward superior performance without encouraging unnecessary and excessive risk-taking
Align Pay with Performance	• Performance-related compensation opportunities designed to reward executives based on Company and individual performance
	• Executives receive target payouts of incentive compensation only upon achievement of rigorous performance metrics
Attract, Retain and Motivate Leadership Talent	• Competitive program designed to enable the Company to attract the highest quality talent
	• Program considers compensation practices and trends in relevant industries

Stockholder Feedback Informs the Executive Compensation Program

The Company highly values and carefully considers feedback from our stockholders regarding our executive compensation program. The independent Directors view stockholder outreach as an area of priority and in fiscal 2017 directed the continuation of the Company's engagement program, which includes a specific focus on corporate governance. Our fiscal 2017 outreach program included engagement with unaffiliated stockholders representing over 25% of the outstanding Class B Common Stock and over 50% of the outstanding Class A Common Stock. Our independent Lead Director and Nominating and Corporate Governance Committee Chair directly participated, in person or by telephone, in many of these engagements. The Compensation Committee is responsible for overseeing engagement and communications with stockholders regarding our executive compensation program, and incorporates feedback from this engagement into their decision-making. For more detail on the Company's active stockholder outreach program, please refer to "Corporate Governance Matters—Stockholder

Engagement." Stockholders are invited to express their views to the Compensation Committee through the procedures described under "Corporate Governance Matters—Communicating with the Board."

The annual advisory vote on the compensation of the NEOs also provides stockholders with an opportunity to communicate their views on our executive compensation program. At our 2016 annual meeting of stockholders, stockholders continued their support of our executive compensation program with approximately 90.2% of the votes cast in favor of our advisory proposal to approve the compensation of our NEOs. Upon consideration of the high percentage of votes cast in favor of our NEO compensation, along with additional feedback from engagement with stockholders, among other considerations, the Compensation Committee determined to maintain the general structure of our executive compensation program but to continually review the program. In addition, the Compensation Committee implemented enhancements to further align executives' interests with those of our stockholders as follows:

- Increased the percentage of CEO's, former CFO's and General Counsel's "at-risk" pay for fiscal 2017; and

- Adopted a modified peer group to better reflect the Company's competitive landscape for fiscal 2018.

Change in Chief Financial Officer

On February 23, 2017, the Company announced the departure of Bedi Ajay Singh as the Company's CFO, effective March 1, 2017. In connection with his departure, Mr. Singh and the Company entered into a separation agreement. For details, see "Executive Compensation—Potential Payments upon Termination." In addition, Mr. Singh and the Company entered into an agreement pursuant to which Mr. Singh provided consulting services to the Company for a term of six months at a rate of $12,500 per month.

As a result, Ms. Susan Panuccio was appointed CFO of the Company. In connection with her appointment, Ms. Panuccio and the Company entered into an employment agreement, effective as of March 1, 2017, for a term ending on June 30, 2020. For details regarding the terms of her employment agreement, see "Executive Compensation— Employment Agreements—Summary of Susan Panuccio's Employment Agreement" and "Executive Compensation—Potential Payments upon Termination—Susan Panuccio." Compensation details for each NEO are more fully described in the section titled "Executive Compensation."

Total Direct Compensation

The following table presents the total direct compensation ("TDC") awarded to Messrs. K.R. Murdoch, Thomson, Pitofsky and Singh and Ms. Panuccio for fiscal 2017. TDC differs from the amounts reported in the Summary Compensation Table as required by the SEC, and reflects the amounts the Compensation Committee considers most relevant in assessing and determining executive compensation for the fiscal year. TDC is comprised of each NEO's annual base salary, target performance-based annual cash incentive ("Annual Cash Incentive") and target grant value of long-term performance-based equity awards granted under our 2013 Long-Term Incentive Plan, as amended ("LTIP"), in the form of performance stock units, or PSUs.

Named Executive Officer	Base Salary	Target Annual Cash Incentive	Target Long-Term Incentive Award	Total Direct Compensation	% of Total Direct Compensation Pay "At-Risk"
K. Rupert Murdoch	$1,000,000	$2,000,000	$2,000,000	$ 5,000,000	80%
Robert J. Thomson	$2,000,000	$4,000,000	$5,000,000	$11,000,000	82%
Susan Panuccio[a]	$1,100,000	$ 442,118	$ 427,225	$ 1,969,343	44%
David B. Pitofsky	$ 950,000	$ 750,000	$ 800,000	$ 2,500,000	62%
Bedi Ajay Singh[b]	$1,300,000	$2,000,000	$2,200,000	$ 5,500,000	76%

(a)   Reflects Ms. Panuccio's annual base salary effective with her appointment as CFO on March 1, 2017. Her actual base salary for fiscal 2017 was pro-rated to reflect her promotion to the role of CFO during fiscal 2017. For fiscal 2017, Ms. Panuccio's target Annual Cash Incentive was set and her target long-term incentive award was set and granted prior to her appointment as CFO. Her fiscal 2017 target Annual Cash Incentive was equal to $575,000

Australian dollars and for purposes of this table was converted to U.S. dollars using the spot exchange rate as of June 30, 2017, the last trading day of fiscal 2017, which was AUD 1 = USD 0.7689, as reported on Bloomberg. Her target long-term incentive award was equal to $575,000 Australian dollars and was converted at grant (in August 2016) to U.S. dollars using an exchange rate of AUD 1 = USD 0.743, representing the average exchange rate for the last 20 days of fiscal 2016. Ms. Panuccio's employment agreement provides for 67% of annual TDC to be "at risk" and performance-based, assuming base salary, target Annual Cash Incentive and target long-term incentive award are set at the minimum levels. For details regarding the terms of her employment agreement, see "Executive Compensation—Employment Agreements—Summary of Susan Panuccio's Employment Agreement" and "Executive Compensation—Potential Payments upon Termination—Susan Panuccio" below.

(b)   Mr. Singh's employment as CFO terminated effective March 1, 2017. As a result, his actual compensation for fiscal 2017 has been agreed upon pursuant to the terms of his separation agreement. For details, see "Executive Compensation—Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement."

NEO Compensation Program Practices

The table below highlights our current executive compensation practices, including practices we engage in because we believe they drive performance and those we do not engage in because they are inconsistent with our stockholders' long-term interests:

What We Do
• **Majority of compensation is "at-risk"** — the performance-based, variable pay portion of fiscal 2017 TDC was 80% for the Executive Chairman, 82% for the CEO, 76% for the former CFO and 62% for the General Counsel
• **Use of multiple performance metrics** — Annual Cash Incentive and long-term incentive awards for NEOs rely on diversified performance metrics that incentivize and reward the achievement of multi-dimensional aspects of our operational and long-term business strategy
• **Payouts of NEO incentive compensation are subject to achievement of rigorous performance metrics**
• **Caps on payouts of Annual Cash Incentive and long-term incentive awards**
• **Performance on ethics and compliance objectives impacts payout of qualitative portion of Annual Cash Incentive awards**
• **Clawback policies provide for recoupment, under certain circumstances, of performance-based cash and equity compensation**
• **Stock ownership guidelines for the CEO, CFO, General Counsel and Non-Executive Directors**
• **Annual compensation risk assessment**
• **Independent compensation consultant that provides no other services to the Company**
• **Regular stockholder feedback through annual say-on-pay vote and robust ongoing engagement program on corporate governance matters, including executive compensation**

What We Do Not Do
• No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company
• NEO employment agreements do not contain provisions relating to a change in control
• No excise tax gross-ups or tax gross-ups on NEO perquisites
• No hedging of Company stock by Directors and NEOs
• No pledging of Company stock owned directly by Directors and NEOs
• No re-pricing of stock options or SARs without stockholder approval
• No payment of dividend equivalents unless and until underlying performance-based awards are earned
• No excessive NEO perquisites
• No guaranteed bonuses
• Do not maintain compensation programs that create risks reasonably likely to have a material adverse effect on the Company

Aligning Compensation with Company Performance

The Compensation Committee is responsible for the oversight of the Company's executive compensation framework, and within that framework, aligning compensation with Company performance and providing incentives that reward sustained value creation and responsible risk-taking.

For the fiscal 2017 Annual Cash Incentive, the Compensation Committee set the midpoint of its target range for adjusted Total Segment EBITDA* at $907 million and the Company achieved $864.8 million, resulting in a 100% payout of the quantitative portion of the award. The Compensation Committee also determined payouts of the qualitative portions of the fiscal 2017 Annual Cash Incentive for each NEO in light of his achievements and contributions during fiscal 2017. For more information, please see "—Named Executive Officer Compensation—Fiscal 2017 Annual Cash Incentive."

For the fiscal 2015-2017 PSU Award, the Compensation Committee set the midpoints of its target range for cumulative adjusted earnings per share ("EPS")* and cumulative adjusted free cash flow ("FCF")* at $2.19 and $1.872 billion, respectively, and the target for total shareholder return ("TSR") relative to the S&P 500 at the 50th percentile. The Company achieved $1.53, $2.088 billion and the 16th percentile, respectively, resulting in a 61.4% payout of the awards. For more information, please see "—Named Executive Officer Compensation—Payout of Fiscal 2015-2017 PSU Award."

Fiscal 2017 performance highlights include:

- Fiscal 2017 total revenues of $8.14 billion decreased 2% compared to the prior year, primarily due to lower print advertising revenues at the News and Information Services segment, the negative impact from foreign currency fluctuations, partially offset by growth in the Digital Real Estate Services segment and the acquisitions of Wireless Group and Australian Regional Media.

- Loss from continuing operations was $643 million compared to income from continuing operations of $235 million in the prior year. The loss includes approximately $1 billion of pre-tax non-cash impairments and write-downs, primarily related to the write-down of fixed assets at the U.K. and Australian newspapers and the Company's investment in Foxtel.

- The Company reported fiscal 2017 Total Segment EBITDA* of $885 million, as compared to $684 million in the prior year; fiscal 2016 included a one-time charge of $280 million related to the settlement of litigation at the Company's News America Marketing division and a one-time gain of $122 million for the settlement of litigation at Move, in which the Company owns an 80% interest. Excluding these items, full year Total Segment EBITDA for fiscal 2016 would have been $842 million. Strong growth at the Digital Real Estate Services segment and improvement in the Book Publishing segment were partially offset by the declines at the News and Information Services segment.

- The Company reported fiscal 2017 net cash provided by continuing operating activities of $499 million.

- Digital Real Estate Services segment revenues grew 14% compared to the prior year and accounted for 37% of Total Segment EBITDA. Move continued to grow traffic to realtor.com®, reaching approximately 58 million average monthly unique users in the fourth quarter.

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* Consistent with the terms of the Annual Cash Incentive program and the terms of the fiscal 2015-2017 PSU Award, the performance factors were adjusted to reflect certain unusual events that occurred during the year. These adjustments can result in either increases or decreases in the performance factors and are intended to ensure that award payments represent the underlying performance of the Company's business and are not artificially inflated or deflated due to unusual events. In fiscal 2017, the adjustments included acquisitions and dispositions of businesses, changes in foreign exchange rates, extraordinary gains and losses, restructuring expenses and payments, certain non-recurring or unusual items and certain litigation expenses. The Compensation Committee reviewed all adjustments to ensure the adjustments are consistent with the Compensation Committee's philosophy on executive pay. Total Segment EBITDA is a non-GAAP financial measure. For information on Total Segment EBITDA, as defined by the Company, please see pages 49-50 of the Company's Annual Report on Form 10-K for the year ended June 30, 2017 filed with the SEC on August 14, 2017.

- The Company saw continued success in transitioning the news mastheads to digital, with digital revenues representing 25% of the News and Information Services segment revenues in fiscal 2017, compared to 22% in fiscal 2016.

- HarperCollins had strong sales in Christian publishing with *The Magnolia Story* by Chip and Joanna Gaines and *Jesus Calling* and *Jesus Always* by Sarah Young.

- In September 2016, the Company acquired Wireless Group, which operates talkSPORT, the leading sports radio network in the U.K., and a portfolio of radio stations in the U.K. and Ireland. The acquisition broadens the Company's range of services in the U.K., Ireland and internationally and the Company continues to closely align Wireless Group's operations with those of *The Sun* and *The Times*.

Executive Compensation Practices

How Executive Compensation Decisions Are Made

In establishing and reviewing NEO compensation packages, the Compensation Committee considers the nature and scope of the NEO's role and responsibilities, leadership and management experience, individual contributions, Company performance, achievement of strategic objectives, information on market compensation levels (as further described below under "—Comparative Market Data and Industry Trends"), taking into account industry and geographic considerations, retention considerations, the terms of each NEO's employment agreement, prior compensation and term of service, internal pay parity and feedback from stockholders through the results of the annual say-on-pay vote and through other engagement.

NEOs do not participate in the Compensation Committee's deliberations or decisions regarding their own compensation. Management, together with the Compensation Committee's independent compensation consultant, assists the Compensation Committee by providing data, analyses and recommendations regarding the Company's executive compensation practices and policies. In addition, the Executive Chairman and CEO present individual pay recommendations to the Compensation Committee for the other NEOs. These recommendations are based on their assessments of individual contributions, achievement of performance objectives and other qualitative factors. The Compensation Committee considers management's input along with the advice of its independent compensation consultant in making decisions on compensation matters.

Role of the Independent Compensation Consultant

During fiscal 2017, the Compensation Committee continued to retain Frederic W. Cook & Co., Inc. ("FW Cook") as an independent compensation consultant. The role of the compensation consultant is to serve as an objective third-party advisor to the Compensation Committee on compensation arrangements, assessing reasonableness of compensation levels in comparison with those of similarly situated companies and the appropriateness of the compensation program structure in supporting the Company's strategic objectives. The compensation consultant reports directly to the Compensation Committee and the Compensation Committee may replace the compensation consultant, or hire additional consultants, at any time. In fiscal 2017, FW Cook supported the Compensation Committee by (i) attending Compensation Committee meetings, (ii) providing advice on the Company's compensation programs, equity plan designs and compensation governance policies, (iii) preparing and presenting analyses on compensation levels, including competitive assessments of the Company's practices and policies and (iv) assisting the Company in preparing compensation-related materials and disclosure as requested by the Company. FW Cook provided no other services to and received no other fees or compensation from the Company.

In June 2017, the Compensation Committee considered FW Cook's independence and the existence of potential conflicts of interest with FW Cook, including by considering the factors prescribed by the NASDAQ listing rules and SEC rules. Based on such evaluation, the Compensation Committee determined that no conflict of interest exists.

Named Executive Officer Compensation

Overview of Our Executive Compensation Program

The table below describes the objectives supported by each of the primary compensation elements, along with an overview of the key design features of each element.

Compensation Element	How it Supports Our Compensation Philosophy	Key Features
Base Salary	• Provides a level of fixed pay appropriate to an executive's role and responsibilities • Attracts and retains executives	• Minimum salaries for CEO, CFO and General Counsel set in employment agreements • Reviewed annually and may be adjusted as appropriate by the Compensation Committee
Annual Cash Incentive	• Incentivizes and rewards achievement of operational and strategic goals and superior individual performance • Links executives' interests to annual operating strategies	• Two-thirds of annual opportunity is based on achievement of adjusted Total Segment EBITDA performance • One-third of annual opportunity is based on achievement of individual objectives
Long-Term Incentive Award	• Rewards long-term value creation based on achievement of specified performance goals • Aligns executives' interests with those of our stockholders • Strong retention tool	• Awarded as PSUs under the LTIP • Payout range of 0-200% of target • Three-year performance measurement period • 80% of award based on achievement of cumulative adjusted EPS and cumulative adjusted FCF targets • 20% of award based on the Company's TSR relative to the TSR of the S&P 500

Fiscal 2017 Pay Mix

The Compensation Committee designed the fiscal 2017 executive compensation program so that the performance-based pay elements (Annual Cash Incentive and long-term incentive awards) comprised a significant portion of TDC in support of the Compensation Committee's objective to align the NEOs' interests with those of our stockholders.



*   Numbers may not sum due to rounding.

**   Mr. Singh's employment as CFO terminated effective March 1, 2017. As a result, his actual compensation for fiscal 2017 has been agreed upon pursuant to the terms of his separation agreement. For details, see "Executive Compensation—Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement."

Base Salary

The Compensation Committee, in conjunction with its compensation consultant, annually reviews the NEOs' base salaries and makes appropriate adjustments subject to the terms of individual employment agreements. The respective employment agreements of Messrs. Thomson and Pitofsky and Ms. Panuccio provide for a minimum base salary. Prior to his departure as CFO, Mr. Singh's employment agreement provided for a minimum base salary as well.

Base salaries for Messrs. K.R. Murdoch, Thomson and Pitofsky were not increased in fiscal 2017 and remained at $1,000,000, $2,000,000 and $950,000, respectively. Mr. Singh's base salary for fiscal 2017 until his departure as CFO on March 1, 2017 was $1,300,000. Messrs. Thomson's and Pitofsky's and, prior to his departure as CFO, Mr. Singh's fiscal 2017 base salaries represented the minimum base salaries provided for in their respective employment agreements. Effective upon her appointment as CFO on March 1, 2017, Ms. Panuccio's base salary was increased to $1,100,000, representing the minimum base salary provided for in her employment agreement, to reflect her promotion to CFO and the accompanying increased responsibilities.

Performance-Based Incentive Compensation

In order to promote alignment with stockholders' interests, the majority of each NEO's compensation is tied to two performance-based incentive components: the Annual Cash Incentive and long-term incentive awards, which we grant in the form of PSUs. Metric targets for both of these compensation components are designed to be set at challenging, yet reasonably achievable, levels each year in order to motivate a high degree of performance and the assumption of an appropriate amount of risk, while maintaining focus on the Company's long-term growth.

Fiscal 2017 Annual Cash Incentive

In August 2016, the Compensation Committee approved a framework for the NEOs' Annual Cash Incentive for fiscal 2017. The Compensation Committee believes the mix of quantitative and qualitative factors on which the Annual Cash Incentive is based motivates the NEOs to achieve the critical operating goals of the Company's businesses, while also recognizing and rewarding them for individual contributions.

Annual Cash Incentive awards are based two-thirds on achievement of target adjusted Total Segment EBITDA, and one-third on a qualitative assessment of individual performance. Adjusted Total Segment EBITDA was selected as the financial performance metric because it reflects the Company's key financial objective for the operations for which the NEOs have direct responsibility. The Compensation Committee also considers, based on a recommendation from the Audit Committee, management's performance on ethics and compliance objectives, and determines whether, based on such performance, any reduction to the qualitative portion of the payout of the Annual Cash Incentive is appropriate and if so, the amount of such reduction.

In August 2016, the Compensation Committee approved the following target and maximum amounts for the fiscal 2017 Annual Cash Incentive:

Named Executive Officer[a]	Fiscal 2017 Annual Cash Incentive	
	Target	Maximum
K. Rupert Murdoch	$2,000,000	$4,000,000
Robert J. Thomson	$4,000,000	$8,000,000
David B. Pitofsky	$ 750,000	$1,500,000
Bedi Ajay Singh	$2,000,000	$4,000,000

(a)   Mr. Singh's employment as CFO terminated effective March 1, 2017. As a result, he did not receive a payout pursuant to the terms of the Annual Cash Incentive and his actual compensation for fiscal 2017 has been agreed upon pursuant to the terms of his separation agreement. For details, see "Executive Compensation—Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement." Ms. Panuccio's fiscal 2017 target Annual Cash Incentive was set prior to her appointment as CFO and was not subject to the framework applicable to the other NEOs' Annual Cash Incentive. See below for further details regarding her fiscal 2017 Annual Cash Incentive.

For fiscal 2017, the Compensation Committee set a target range for adjusted Total Segment EBITDA of $861.7 million to $952.4 million, based on the Company's annual plan. A target range, rather than a specific goal, is used to address challenges associated with setting performance goals with precision and to avoid unintended windfalls and shortfalls in actual payouts to the NEOs. Performance within the target range generates a payout of 100% for the quantitative portion of the Annual Cash Incentive, with performance that falls within the specified performance range to be interpolated on a linear basis. The Company's actual performance versus the performance curve established by the Compensation Committee is set forth below:



Adjusted Total Segment EBITDA

The Compensation Committee also considered each individual NEO's significant and numerous contributions and strong leadership in the development and implementation of the corporate vision, strategy and organizational structure for the Company's businesses. In assessing our NEOs' performance and determining the appropriate award amounts, the Compensation Committee acknowledged the following specific achievements:

Named Executive Officer*	Fiscal 2017 Achievements and Contributions
K. Rupert Murdoch Executive Chairman	• Company achieved EBITDA target and continues to drive growth strategy • Company continues to gain market share as a leader in the digital real estate category • Company capitalized on opportunities to increase its audience and digital content production capabilities through strategic acquisitions and partnerships
Robert J. Thomson Chief Executive Officer	• Demonstrated exceptional leadership enabling the Company to achieve 100% of EBITDA target in spite of increasingly challenging macro environment for print advertising • Established News Corporation as global thought leader in the critical areas of intellectual property and monetization of content in the digital age, with a particular focus on prohibiting the dilution of the value of premier journalism. Successfully mobilized the industry and regulators to engage on this topic • Continued to drive growth strategy in digital real estate category with REA expanding market share and realtor.com® delivering record traffic with 58 million average monthly unique users in the fourth quarter of fiscal 2017 • Achieved smooth transition of critical executive management roles for both the Chief Financial Officer and Chief Technology Officer roles • Led successful acquisition of Wireless Group, significantly growing the content capability and audience for the Company in the U.K. • Continued to deliver results on digitization strategy and achieved a significant milestone with WSJ digital paid subscribers exceeding print paid subscriptions for the first time • Ensured the Company maintained rigorous and disciplined focus on costs by launching transformation initiatives in the newsrooms including the WSJ2020 program focused on delivering a mobile-first newsroom that is positioned for growth • Led complex negotiations with Telstra Corporation Limited ("Telstra"), resulting in the parties' announcement of their intention to combine Foxtel and FOX SPORTS Australia into a new company, to be owned 65% by News Corporation and 35% by Telstra
David B. Pitofsky General Counsel	• Oversaw and actively managed global litigation docket including civil lawsuits arising out of U.K. newspaper matters and antitrust litigation brought by competitor against News America Marketing • Managed reallocation of internal and external legal resources to address growing focus on global privacy and competition issues, particularly rising out of anticompetitive behavior by dominant distribution platforms • Oversaw legal and compliance effort around acquisitions and divestitures, including post-acquisition integration • Designed and implemented global, multi-disciplinary review of the Company's compliance framework and resulting enhancement of procedures with heightened focus on risk-based methodologies

---

*   As noted above, Mr. Singh's employment as CFO terminated effective March 1, 2017. As a result, he did not receive a payout pursuant to the terms of the Annual Cash Incentive as his actual compensation for fiscal 2017 has been agreed upon pursuant to the terms of his separation agreement. For details, see "Executive Compensation— Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement."

To determine the fiscal 2017 Annual Cash Incentive for the eligible NEOs, the Compensation Committee recognized that the Company's adjusted Total Segment EBITDA, for the purposes of this calculation, was approximately $864.8 million and as a result, 100% of the quantitative portion of the Annual Cash Incentive was achieved. In light of this achievement and the individual accomplishments described above, the Compensation Committee determined to award fiscal 2017 Annual Cash Incentives to the eligible NEOs as set forth below:

Named Executive Officer	Fiscal 2017 Target Annual Cash Incentive	Quantitative Performance			Qualitative Performance			Fiscal 2017 Total Annual Cash Incentive
		66.7% of Target	Multiple	Subtotal A	33.3% of Target	Multiple	Subtotal B	
K. Rupert Murdoch	$2,000,000	$1,333,333	100%	$1,333,333	$ 666,667	100%	$ 666,667	$2,000,000
Robert J. Thomson	$4,000,000	$2,666,667	100%	$2,666,667	$1,333,333	100%	$1,333,333	$4,000,000
David B. Pitofsky	$ 750,000	$ 500,000	100%	$ 500,000	$ 250,000	100%	$ 250,000	$ 750,000

Ms. Panuccio's fiscal 2017 target Annual Cash Incentive was set prior to her appointment as CFO. The payout of her fiscal 2017 Annual Cash Incentive was determined by considering such fiscal 2017 Annual Cash Incentive target, Ms. Panuccio's mid-fiscal year promotion to the role of CFO of the Company and applicable performance factors, including the following specific achievements:

Named Executive Officer	Fiscal 2017 Achievements and Contributions
Susan Panuccio Chief Financial Officer	• Led the budget process, enabling the Company to establish appropriate financial performance metrics for fiscal 2018
	• Facilitated long-range planning strategy sessions with the CEOs and executive management to identify key initiatives that will drive growth and critical transformation of our business model
	• Led smooth transition of critical year-end financial processes to close out fiscal 2017 in accordance with regulatory and compliance guidelines

The Compensation Committee determined to award a fiscal 2017 Annual Cash Incentive of $661,412 to Ms. Panuccio. Ms. Panuccio's Annual Cash Incentive for fiscal 2018 and beyond will be subject to the framework applicable to the other NEOs' Annual Cash Incentive.

Fiscal 2017-2019 PSU Award

The Compensation Committee annually awards to the Company's senior executives long-term performance-based equity awards, granted under the LTIP, consisting of PSUs that cliff vest on the August 15 or the closest business day following the August 15 (the "Vest Date"), subject to continued service through such date, subsequent to the completion of a three-fiscal-year performance measurement period (each such grant, a "PSU Award"). In August 2016, the Compensation Committee approved the grant of the fiscal 2017-2019 PSU Award to senior executives, including the NEOs.

Payouts are determined based on the achievement of the performance goals established by the Compensation Committee at the beginning of the three-year performance period. The performance

metrics and their respective weightings for the fiscal 2017-2019 PSU Award are as follows:

- 40% based on cumulative adjusted EPS;
- 40% based on cumulative adjusted FCF; and
- 20% based on the Company's three-year TSR as measured against the three-year TSR of the S&P 500.

At the beginning of each performance period, the Compensation Committee determines the target PSU Award opportunity, expressed as a dollar value (the "PSU Target Value"), for each of the NEOs. The PSU Target Value is converted to a target number of PSUs (the "PSU Target"), which, for the fiscal 2017-2019 PSU Award, was based on the volume-weighted average price of the Company's Class A Common Stock for the last 20 trading days in fiscal 2016.

Subsequent to the completion of each performance period, the Compensation Committee compares the actual results of the Company's performance against the targets set by the Compensation Committee and determines the "Final PSU Award" for each NEO, using the following formula:

PSU TARGET	X	PAYOUT MULTIPLIER *0%-200% of PSU Target based on Company performance against the three weighted performance metrics*	=	FINAL PSU AWARD

On the Vest Date, Messrs. K.R. Murdoch and Thomson and Ms. Panuccio each are expected to receive, in settlement of his or her respective Final PSU Award, a cash payment equal to his or her respective Final PSU Award multiplied by the closing price of the Class A Common Stock on the last trading day immediately prior to the Vest Date, net of taxes withheld, subject to the limitations set forth in the LTIP. On the Vest Date, Messrs. Pitofsky and Singh each are expected to receive, in settlement of his respective Final PSU Award, shares of Class A Common Stock, net of taxes withheld, subject to the limitations set forth in the LTIP. PSUs awarded to Messrs. K.R. Murdoch and Thomson are settled in cash rather than stock pursuant to the Company's policy of settling Directors' equity awards in cash to address certain requirements of the Australian Securities Exchange (the "ASX"). PSUs awarded to Ms. Panuccio while she was serving in her previous role as Chief Financial Officer of News Corp Australia are settled in cash rather than stock pursuant to the Company's policy of settling equity awards to employees in certain countries in cash to address certain requirements of local laws.

Accordingly, all of the NEOs' PSU payouts are fully at risk for financial performance for the three-year performance period and for stock price performance from the grant date until the Vest Date.

The Compensation Committee approved the following PSU Target Values and corresponding PSU Targets for the NEOs' fiscal 2017-2019 PSU Award:

Named Executive Officer	Fiscal 2017-2019 PSU Award Opportunity	
	PSU Target Value	PSU Target
K. Rupert Murdoch	$2,000,000	174,861
Robert J. Thomson	$5,000,000	437,154
Susan Panuccio[a]	$ 427,225	37,352
David B. Pitofsky	$ 800,000	69,944
Bedi Ajay Singh[b]	$2,200,000	192,348

(a) Ms. Panuccio's fiscal 2017-2019 PSU Award was granted prior to her appointment as CFO.

(b) Mr. Singh's employment as CFO terminated effective March 1, 2017. As a result, his actual compensation for fiscal 2017 has been agreed upon pursuant to the terms of his separation agreement. For details, see "Executive Compensation—Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement."

The Compensation Committee determined to grant dividend equivalents on PSUs, beginning with the fiscal 2017-2019 PSU Award, in order to further align our executive compensation with total return to stockholders. Such dividend equivalents are represented by additional PSUs, are subject to the same performance conditions as the underlying award, and are payable when, and only to the extent that, the underlying award vests.

Payout of Fiscal 2015-2017 PSU Award

In August 2014, the Compensation Committee approved the grant of the fiscal 2015-2017 PSU Award. The payout of the fiscal 2015-2017 PSU Award was based on the achievement of performance goals established by the Compensation Committee at the time of grant relating to the three-year performance period ending on June 30, 2017. The performance metrics and their respective weightings for the fiscal 2015-2017 PSU Award were as follows:

- 40% based on cumulative adjusted EPS;



- 40% based on cumulative adjusted FCF; and
- 20% based on the Company's three-year TSR as measured against the three-year TSR of the S&P 500.

In August 2017, the Compensation Committee reviewed the Company's performance against targets for the fiscal 2015-2017 PSU Award. Performance within the target range generates a payout of 100% for the cumulative adjusted EPS and cumulative adjusted FCF metrics, with performance that falls within the specified performance range to be interpolated on a linear basis. The Company's actual performance versus the performance curve established by the Compensation Committee for each metric is set forth below:

Cumulative Adjusted Earnings Per Share

200%
150%
100%
50%
0%
Payout
Max
150%
Achieved
$1.53
Target
90-110%
Threshold
50%
0%
50%
100%
150%
200%
Target Achievement

Cumulative Adjusted Free Cash Flow

200%
150%
100%
50%
0%
Payout
Max
150%
Achieved
$2.088 B
Target
90-110%
Threshold
50%
0%
50%
100%
150%
200%
Target Achievement

Relative Total Shareholder Return Percentile (3 years)

200%
150%
100%
50%
0%
Payout
Max
75th
Target
50th
Threshold
25th
Achieved
16th
0th
25th
50th
75th
100th
Percentile Rank

Based on such performance, the Compensation Committee determined a final payout multiplier on the fiscal 2015-2017 PSU Award of 61.4%, as set forth below:

Metric	Metric Weighting	Target (Range)	Achieved	Payout Multiplier
Cumulative Adjusted EPS	40%	$1.97 – $2.41	$1.53	19.9%
Cumulative Adjusted FCF	40%	$1.685 – $2.060 billion	2.088 billion	41.5%
Relative TSR Percentile	20%	50th	16th	0%
				61.4%

The payout multiplier applied to the target number of shares granted resulted in the vesting on August 15, 2017 of the number of shares for each NEO indicated below:

	Fiscal 2015-2017 PSU Award Payout		
Named Executive Officer	PSU Target	Payout Multiplier	Final PSU Award
K. Rupert Murdoch	113,746	61.4%	69,840
Robert J. Thomson	244,555	61.4%	150,156
Susan Panuccio[(a)]	22,500	61.4%	13,815
David B. Pitofsky[(b)]	22,749	61.4%	13,967
Bedi Ajay Singh[(c)]	90,997	61.4%	55,872

(a) Ms. Panuccio's fiscal 2015-2017 PSU Award was granted prior to her appointment as CFO.

(b) Mr. Pitofsky's fiscal 2015-2017 PSU Award was granted prior to his appointment as General Counsel.

(c) Mr. Singh's employment as CFO terminated effective March 1, 2017. His fiscal 2015-2017 PSU Award continued to vest in accordance with its terms pursuant to the terms of his separation agreement. For details, see "Executive Compensation—Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement."

Retirement Benefits

Prior to the separation of the Company's businesses from its former parent, 21st Century Fox (the "Separation"), Messrs. Thomson and Singh and Ms. Panuccio participated in certain U.S.-qualified, U.K.-registered (qualified) and/or U.K. unfunded nonqualified defined benefit plans in connection with services rendered to 21st Century Fox. The liabilities for these benefits have been assumed by the Company, and as of the Separation, there are no further accruals under these arrangements. For additional information on these arrangements,

please see the "Pension Benefits Table" and its accompanying footnotes, and "Description of Pension Benefits" below. Mr. K.R. Murdoch continues to participate in the 21st Century Fox retirement plans following the Separation, and does not participate in the Company's retirement plans.

The Company provides retirement benefits in the form of a 401(k) plan as well as the NC Transaction, Inc. Restoration Plan (the "Restoration Plan"), a nonqualified unfunded defined contribution retirement plan maintained for the benefit of certain management and other highly compensated employees of the Company, including the CEO, CFO and General Counsel. The Restoration Plan provides participants with retirement benefits which would have become payable under the Company's traditional qualified retirement plans but for

limitations imposed by the Code. For additional information on the Restoration Plan, please see the "Nonqualified Deferred Compensation Table" and its accompanying footnotes, and "Description of Restoration Plan" below.

Perquisites

The NEOs are provided with limited perquisites and other personal benefits that the Compensation Committee feels are reasonable and consistent with the Company's overall compensation philosophy. Perquisites constitute a small percentage of each NEO's total compensation package. The perquisites received by each NEO in fiscal 2017 are reported as required in the "Summary Compensation Table" and its accompanying footnotes.

Comparative Market Data and Industry Trends

The Compensation Committee considers compensation data and practices of a group of peer companies (the "Peer Group"), as well as current market trends and practices generally, in developing competitive and appropriate compensation packages for the NEOs. The Compensation Committee believes that, in order to attract and retain top executives with the requisite skills and experience to successfully manage the Company's businesses, our executives' compensation packages must be competitive, particularly relative to the Peer Group. The Compensation Committee considers both individual elements of compensation and total compensation of companies in its Peer Group. Given the diverse nature of the Company, which is comprised of

businesses in multiple industries and markets, the Compensation Committee believes that strict "benchmarking" against the Peer Group does not provide a broad enough view for establishing executive compensation and it does not set compensation targets for the NEOs at a specific percentile of the Peer Group.

The Compensation Committee, with advice from its compensation consultant, annually reviews the Peer Group and may update its composition to better reflect the Company's competitive landscape or, if necessary, to account for any corporate changes, including acquisitions and dispositions. Given the breadth of our business operations globally, it is challenging to find directly comparable companies.

In April 2016, the Compensation Committee, with advice from its compensation consultant, reviewed the current Peer Group and determined that it continued to serve as a reasonable benchmark for executive compensation levels and practices. Therefore, the Company's fiscal 2017 Peer Group was unchanged from fiscal 2016. The fiscal 2017 Peer Group consisted of the Companies listed below:

Fiscal 2017 Peer Group	
• Cablevision Systems Corporation	• Liberty Global plc
• CBS Corporation	• Netflix, Inc.
• Charter Communications, Inc.	• Omnicom Group Inc.
• Discovery Communications, Inc.	• Sirius XM Holdings Inc.
• DISH Network Corporation	• TEGNA Inc.
• iHeartMedia, Inc.	• Viacom Inc.
• The Interpublic Group of Companies, Inc.	• Yahoo! Inc.

Throughout fiscal 2017, there was significant merger and acquisition activity within the Company's fiscal 2017 Peer Group. In April 2017, following an in-depth review of the fiscal 2017 Peer Group, the Compensation Committee, with advice from its compensation consultant, adopted a new Peer Group for fiscal 2018, as reflected in the table below, to better reflect the Company's competitive landscape. The Company's Peer Group for fiscal 2018 was designed to generally comprise:

- Companies with significant content production operations, including online/digital, print and television;

- Companies of a similar size, based on revenue and/or market capitalization—for fiscal 2018, the Peer Group includes companies with revenues ranging from one-third to three times the Company's revenues and one-fifth to five times the Company's market capitalization;

- Competitors for key executive level talent;

- Companies within the same General Industry Classification Standards (GICS) code as the Company; and

- Companies identified as the Company's peers by proxy advisory firms.

Fiscal 2018 Peer Group	
CBS Corporation	Liberty Global plc
Daily Mail and General Trust plc	Netflix, Inc.
Discovery Communications, Inc.	Omnicom Group Inc.
DISH Network Corporation	Scripps Network Interactive, Inc.
IAC/InterActiveCorp	Sirius XM Holdings Inc.
iHeartMedia, Inc.	TEGNA Inc.
The Interpublic Group of Companies, Inc.	Viacom Inc.

Severance Arrangements

Messrs. Thomson and Pitofsky and Ms. Panuccio are each party to a negotiated employment agreement with the Company or a subsidiary of the Company which provides for certain payments and benefits upon his or her separation from the Company. Mr. K.R. Murdoch is party to a letter agreement that contains termination provisions relating to Annual Cash Incentives and long-term incentive awards. Such employment agreements and their provisions relating to severance arrangements are more fully described in the sections titled "Executive Compensation—Employment Agreements" and "Executive Compensation—Potential Payments upon Termination." None of the NEOs' employment agreements contains provisions that provide benefits that are triggered in whole or in part solely by a change in control of the Company (*i.e.*, the agreements do not provide automatic single trigger benefits).

In addition, in connection with his departure as our CFO, the Company and Mr. Singh entered into a separation agreement, effective as of March 1, 2017, pursuant to which Mr. Singh's employment with the Company was terminated without cause. The separation agreement contains a customary release of claims and provides for certain payments and benefits. These payments are subject to Mr. Singh's compliance with confidentiality, non-disparagement and non-solicitation covenants contained in the separation agreement. In addition, Mr. Singh and the Company entered into an agreement pursuant to which Mr. Singh provided consulting services to the Company for a term of six months at a rate of $12,500 per month. For additional details, see "Executive Compensation—Potential Payments upon Termination."

The Company believes that providing appropriate severance benefits helps to attract and retain highly qualified executives by mitigating the risks associated with leaving a previous employer and accepting a new position with the Company and by providing income continuity following an unexpected termination. These arrangements also allow the Company to protect its interests through corresponding confidentiality, non-competition and other restrictive covenants in the event of an executive's termination.

Stock Ownership Guidelines for Executive Officers

The Compensation Committee has adopted stock ownership guidelines for the CEO, CFO and General Counsel, which require each such executive officer to maintain a substantial stake in the Company. The CEO's stock ownership guideline is five times base salary, the CFO's stock ownership guideline is two times base salary and the General Counsel's stock ownership guideline is one times base salary. The stock ownership guidelines include unvested awards and count both cash-settled and stock-settled awards toward the applicable ownership requirements. Each executive officer will have five years from the later of July 1, 2013 or the date of commencement of the executive officer's employment in such role in which to comply with the ownership requirement. The CEO and General Counsel have each achieved his respective requirement, and the CFO (who was appointed in March 2017) is on track to achieve her requirement.

Clawback Policies

The Board has adopted policies requiring the recoupment of performance-based cash and equity compensation paid to the NEOs in the event of certain financial restatements or of other bonus compensation in certain other instances. The policies require reimbursement, to the extent permitted by governing law and any employment arrangements entered into prior to the adoption of the policies.

Prohibition on Hedging and Pledging of News Corporation Stock

The Company prohibits all Directors and employees, including the NEOs, from engaging in short sales of the Company's securities and investing in derivative securities, including options, warrants, SARs or similar rights, whose value are derived from the value of the Company's common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and similar instruments designed to offset the risks of ownership of the Company's common stock. However, holding and exercising employee stock options, RSUs or other equity-based awards granted under the Company's equity compensation plans are not prohibited. Executive officers and Directors are also prohibited from pledging any Company securities that they hold directly or have received as equity compensation.

Compensation Deductibility Policy

In approving compensation arrangements, the Compensation Committee takes into account Section 162(m) of the Code, which generally limits to $1 million the U.S. federal tax deductibility of compensation paid in one year to the NEOs (other than, pursuant to Internal Revenue Service pronouncements, the CFO). However, the Compensation Committee reserves the flexibility to take actions that may be based on considerations other than tax deductibility pursuant to Section 162(m) of the Code for performance-based compensation. The Compensation Committee believes that stockholder interests are best served by not restricting the Compensation Committee's discretion and flexibility in crafting compensation programs, even if such programs may result in certain non-deductible compensation expenses. Accordingly, the Compensation Committee may choose to approve components of compensation for certain officers that are not deductible. In addition, the rules and regulations promulgated under Section 162(m) of the Code are complicated and may change from time to time, sometimes with retroactive effect. As a result, even compensation intended to qualify as performance-based compensation under Section 162(m) of the Code may not so qualify.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and discussed it with the Company's management. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2017.

THE COMPENSATION COMMITTEE:

Masroor Siddiqui (Chair)
Natalie Bancroft
Peter L. Barnes

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2017, the Compensation Committee consisted of the following Non-Executive Directors: Masroor Siddiqui (Chair), Peter L. Barnes and Natalie Bancroft. The Board has determined that Ms. Bancroft and Messrs. Siddiqui and Barnes are independent in accordance with NASDAQ listing rules. There are no interlocking relationships as defined in the applicable SEC rules.

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

The Compensation Committee has been delegated the authority to oversee the risk assessment of the compensation policies and practices of the Company and its subsidiaries. At the direction of the Compensation Committee, members of senior management conducted the risk assessment. Such members gathered and reviewed information regarding pay practices and risk-mitigation factors within the Company's principal business units and its corporate division. Following an analysis of the data with the Compensation Committee, the Compensation Committee does not believe there are any risks from the Company's compensation policies and practices for its employees that are reasonably likely to have a material adverse effect on the Company. In addition, the Company's compensation programs include sufficient risk mitigation features, such as significant management discretion and oversight, a balance of annual and long-term incentives for senior executives, the use of multiple performance metrics which are generally set at the beginning of the performance period, award opportunities that are fixed or capped and recoupment provisions for NEOs' bonus compensation in the event of certain financial restatements or certain other instances.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information with respect to total compensation for the fiscal years ended June 30, 2017, June 30, 2016 and June 30, 2015, respectively, for the Company's NEOs.

Name and Principal Position	Fiscal Year	Salary[a]	Bonus	Stock Awards[b]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings[c]	All Other Compensation[d]	Total
K. Rupert Murdoch	2017	$1,000,000	$ —	$2,682,668	$2,000,000	$ —	$ —	$ 5,682,668
Executive Chairman	2016	$ 1,019,231	$ —	$2,191,949	$ 2,133,333	$ —	$ —	$ 5,344,513
	2015	$1,000,000	$ —	$2,067,675	$2,000,000	$ —	$ —	$ 5,067,675
Robert J. Thomson	2017	$2,000,000	$ —	$6,706,704	$4,000,000	$473,630	$407,593	$13,587,927
Chief Executive Officer	2016	$ 2,038,462	$ —	$5,370,277	$3,200,000	$333,691	$394,453	$11,336,883
	2015	$2,000,000	$ —	$4,445,521	$3,000,000	$475,466	$373,280	$10,294,267
Susan Panuccio	2017	$ 978,784[f]	$661,412	$ 573,037	$ —	$158,389	$620,607	$ 2,992,229
Chief Financial Officer[e]								
David B. Pitofsky	2017	$ 950,000	$ —	$1,073,049	$ 750,000	$ —	$104,194	$ 2,877,243
General Counsel	2016	$ 968,269	$ —	$ 657,575	$1,000,000	$ —	$ 90,619	$ 2,716,463
	2015	$ 854,808[g]	$ —	$ 413,531	$ 750,000	$ —	$ 31,022	$ 2,049,361
Bedi Ajay Singh	2017	$ 865,000	$ —	$2,950,944	$ —	$ 61,701	$822,136	$ 4,699,781
Former Chief	2016	$ 1,226,154	$ —	$1,863,162	$1,500,000	$210,502	$163,177	$ 4,962,995
Financial Officer	2015	$1,200,000	$ —	$1,654,143	$1,500,000	$128,469	$156,104	$ 4,638,716

(a) The amounts reported in this column represent base salaries paid to each of the NEOs for the applicable fiscal year as provided for in each of their respective employment agreements or compensation arrangements. Fiscal 2017, fiscal 2016 and fiscal 2016 included 52 weeks, 53 weeks and 52 weeks, respectively. Except as otherwise indicated, all base salaries were paid in U.S. dollars.

(b) The amounts set forth in the "Stock Awards" column represent the aggregate grant date fair value of stock awards granted during the applicable fiscal years calculated based on the probable outcome of performance conditions as of the date of grant in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. At the maximum level of performance, the grant date fair value of the 2017-2019 PSU Awards would be: $5,365,335 for Mr. K.R. Murdoch; $13,413,409 for Mr. Thomson; $1,146,074 for Ms. Panuccio; $2,146,099 for Mr. Pitofsky; and $5,901,889 for Mr. Singh. The actual value, if any, that the executives will realize for these awards is a function of the value of the underlying shares if and when these awards vest and the level of attainment of the applicable performance goal. Please see the "Grants of Plan-Based Awards Table" for more information regarding the stock awards granted in fiscal 2017. For additional information on how we account for equity-based compensation, see Note 12 to our consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2017 filed with the SEC on August 14, 2017.

(c) The values reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column are theoretical as these amounts are calculated pursuant to SEC requirements and are based on a retirement assumption of age 60 for Mr. Thomson and Ms. Panuccio and age 65 for Mr. Singh, and other assumptions used in preparing our consolidated financial statements for the fiscal years ended June 30, 2017, 2016 and 2015. The change in actuarial present value for each NEO's accumulated pension benefits under the applicable Company pension plan(s) from year to year as reported in the Summary Compensation Table is subject to market volatility and may not represent, nor does it affect, the value that a NEO will actually accrue under the Company's pension plans during any given fiscal year. Messrs. Thomson's and Singh's and Ms. Panuccio's changes in pension value are denominated in British pounds sterling, except for Mr. Singh's NC Transaction, Inc. Pension Plan, which is denominated in U.S. dollars. For those plans denominated in British pounds sterling, amounts reflected in this table have been converted into U.S. dollars using the average exchange rate for the year ended July 2, 2017, which was 1 USD = 0.7889 GBP, as reported on Bloomberg. There were no above-market earnings or preferential earnings on any compensation that was deferred pursuant to a nonqualified deferred compensation plan or on any other basis that is not tax-qualified.

(d) All Other Compensation paid in the fiscal year ended June 30, 2017 is calculated based on the incremental cost to the Company. To the extent the value of all perquisites and personal benefits did not exceed $10,000 in fiscal 2017 for any NEO, such amounts are not disclosed below and in the table above as permitted under SEC rules. The amounts included in this column are comprised of the following:

	K. Rupert Murdoch	Robert J. Thomson	Susan Panuccio	David B. Pitofsky	Bedi Ajay Singh
Perquisites					
Car Allowance	$—	$ —	$ —	$ —	$ 9,580
Tax Planning Services	$—	$ —	$ —	$ —	$ 1,086
Other					
Company Contributions to 401(k) Plan	$—	$ 14,850	$ 20,646[1]	$ 11,794	$ 14,150
Company Contributions to Restoration Plan	$—	$260,150	$ —	$ 92,400	$125,527
Life Insurance	$—	$132,593[2]	$ —	$ —	$ —
Relocation Payments	$—	$ —	$599,961[3]	$ —	$ —
Separation Payments	$—	$ —	$ —	$ —	$671,793[4]
Total	$—	$ 407,593	$620,607	$104,194	$822,136

(1) Amount includes $16,346 AUD (which amount was converted to $12,335 USD using monthly exchange rates applicable to the payment dates ranging from AUD 1 = USD 0.7323 to 0.7652) relating to Ms. Panuccio's participation in a superannuation plan applicable to Australian employees of the Company while serving as Chief Financial Officer, News Corp Australia prior to her appointment as CFO effective March 1, 2017.

(2) The life insurance premium provided to Mr. Thomson is a legacy benefit from his previous employment by 21st Century Fox in the U.K. in periods prior to the Separation.

(3) Represents costs in connection with Ms. Panuccio's relocation from Australia to the United States in connection with her appointment as CFO, effective March 1, 2017, pursuant to the terms of her employment agreement.

(4) Represents payments in connection with the termination of Mr. Singh's employment as CFO effective March 1, 2017 pursuant to the terms of a separation agreement entered into between Mr. Singh and the Company comprising: (i) $435,000 for salary continuation; (ii) $2,065 in premiums for medical, dental and vision coverage; (iii) $2,216 in premiums for life insurance and accidental death and dismemberment policies; (iv) $1,767 in premiums for a long-term disability policy; (v) $4,820 for Mr. Singh's car allowance; (vi) $150,000 in payouts for unused vacation time; (vii) $10,500 for attorney's fees; and (viii) $15,425 in outplacement costs. For additional details, see "Executive Compensation—Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement." "All Other Compensation" for Mr. Singh also includes payments to Mr. Singh totaling $50,000 for consulting services performed through the end of the fiscal year pursuant to a consulting agreement, effective March 1, 2017.

(e) Ms. Panuccio was not an NEO in fiscal 2016 or fiscal 2015 and therefore her compensation related to such fiscal years is not disclosed.

(f) In connection with her promotion to the role of CFO, effective March 1, 2017, Ms. Panuccio's base salary was set at $1,100,000. Prior to her promotion, Ms. Panuccio's base salary as Chief Financial Officer, News Corp Australia was $1,150,000 AUD. Such amount was converted to U.S. dollars using monthly exchange rates applicable to the payment dates ranging from AUD 1 = USD 0.7323 to 0.7652.

(g) In connection with his promotion to the role of General Counsel effective February 11, 2015, Mr. Pitofsky's base salary was set at $950,000. Prior to his promotion, Mr. Pitofsky's base salary as Senior Vice President, Deputy General Counsel and Deputy Chief Compliance Officer was $800,000.

Grants of Plan-Based Awards Table

The following table sets forth information with respect to grants of plan-based awards to the NEOs during the fiscal year ended June 30, 2017.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock Awards[a]
		Threshold	Target	Maximum	Threshold	Target	Maximum	
K. Rupert Murdoch		$1,000,000	$2,000,000	$4,000,000				
	8/15/2016[b]				17,488	174,861	349,722	$2,644,948
	8/15/2016[c]				274	2,722	5,444	37,720
								$2,682,668
Robert J. Thomson		$2,000,000	$4,000,000	$8,000,000				
	8/15/2016[b]				43,717	437,154	874,308	$6,612,391
	8/15/2016[c]				682	6,806	13,612	94,313
								$6,706,704
Susan Panuccio		$ —	$ —	$ —				
	8/17/2016[b]				3,737	37,352	74,704	$ 564,986
	8/15/2016[c]				60	581	1,162	8,051
								$ 573,037
David B. Pitofsky		$ 375,000	$ 750,000	$1,500,000				
	8/15/2016[b]				6,996	69,944	139,888	$ 1,057,973
	8/15/2016[c]				110	1,088	2,176	15,076
								$1,073,049
Bedi Ajay Singh[d]		$1,000,000	$2,000,000	$4,000,000				
	8/15/2016[b]				19,236	192,348	384,696	$2,909,456
	8/15/2016[c]				301	2,994	5,988	41,488
								$2,950,944

(a) Reflects the right to receive the U.S. dollar value of shares of Class A Common Stock, other than for Messrs. Pitofsky and Singh, who will receive shares of Class A Common Stock, that may be earned upon vesting of PSUs granted in fiscal 2017, assuming the achievement of target performance levels (*i.e.*, 100% of the target PSUs) during the applicable performance period. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Fiscal 2017-2019 PSU Award" for a discussion of the performance measures for the PSUs.

(b) Represents the fiscal 2017-2019 PSU Award. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Fiscal 2017-2019 PSU Award."

(c) Represents dividend equivalents granted on the fiscal 2017-2019 PSU Award.

(d) Mr. Singh's employment as CFO terminated effective March 1, 2017. As a result, he did not receive a payout pursuant to the terms of the Annual Cash Incentive and his actual compensation for fiscal 2017 has been agreed upon pursuant to the terms of his separation agreement. For details, see "Executive Compensation—Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement."

Employment Agreements

Summary of K. Rupert Murdoch's Letter Agreement

On June 27, 2014, the Company entered into a letter agreement with Mr. K.R. Murdoch to address the treatment of Mr. K.R. Murdoch's performance-based annual bonus and PSUs upon the occurrence of certain terminations of his employment with the Company (the "KRM Letter Agreement"). For additional information regarding the methodology and calculation of the performance-based annual bonus and PSUs, see the section titled "Compensation Discussion and Analysis—Named Executive Officer Compensation" above. For a discussion of the termination provisions relating to Mr. K.R. Murdoch's performance-based annual bonus and PSUs, see "—Potential Payments upon Termination" below.

Summary of Robert J. Thomson's Employment Agreement

Mr. Thomson is party to an amended and restated employment agreement with the Company, dated as of March 9, 2016 (the "Thomson Agreement"). The term of the Thomson Agreement extends through June 30, 2019. Pursuant to the Thomson Agreement, Mr. Thomson receives a base salary at an annual rate of not less than $2,000,000, and he is also entitled to receive a performance-based annual bonus with a target of not less than $4,000,000.

Mr. Thomson is also entitled to receive annual grants of long-term performance-based equity awards with a target of not less than $5,000,000. If, after the expiration date of the Thomson Agreement, Mr. Thomson is not offered an extension or renewal of the agreement on similar or better terms, he will continue to be eligible to earn the full value of any equity award granted during the term of his employment.

Mr. Thomson is entitled to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank. Additionally, the Thomson Agreement provides for certain payments and benefits to Mr. Thomson upon his separation from the Company as described below in "—Potential Payments upon Termination."

Summary of Susan Panuccio's Employment Agreement

Ms. Panuccio is party to an employment agreement with the Company, dated as of February 23, 2017 (the "Panuccio Agreement"). The term of the Panuccio Agreement extends through June 30, 2020. Pursuant to the Panuccio Agreement, Ms. Panuccio receives a base salary at an annual rate of not less than $1,100,000, and is also entitled to receive, beginning in fiscal 2018, a performance-based annual bonus with a target of not less than $1,100,000 and annual grants of long-term performance-based equity awards with a target of not less than $1,100,000.

Ms. Panuccio is entitled to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates

and to such other perquisites as are applicable to the Company's other senior executives of equal rank. Additionally, the Panuccio Agreement provides for certain payments and benefits to Ms. Panuccio upon her separation from the Company as described below in "—Potential Payments upon Termination."

Summary of David B. Pitofsky's Employment Agreement

Mr. Pitofsky is party to an employment agreement with a subsidiary of the Company, dated as of February 9, 2015 (the "Pitofsky Agreement"). The term of the Pitofsky Agreement extends through February 10, 2018. Pursuant to the Pitofsky Agreement, Mr. Pitofsky receives a base salary at an annual rate of not less than $950,000, and he is also entitled to receive a performance-based annual bonus, of which the target amount is $750,000 and the maximum payout amount is $1,500,000. Mr. Pitofsky is also entitled to receive annual grants of long-term performance-based equity awards with a target of $600,000.

Mr. Pitofsky is entitled to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company applicable to the Company's senior executives. Additionally, the Pitofsky Agreement provides for certain payments and benefits to Mr. Pitofsky upon his separation from the Company as described below in "—Potential Payments upon Termination."

Bedi Ajay Singh's Employment Agreement

During this tenure as an executive officer of the Company, Mr. Singh was a party to an employment agreement, which provided for certain payments and benefits to him. In connection with his departure from the Company, Mr. Singh entered into a separation agreement, which superseded the terms of his employment agreement. For details, see "Executive Compensation—Potential Payments upon Termination—Summary of Bedi Ajay Singh's Separation Agreement."

Outstanding Equity Awards Table

The following table sets forth information with respect to each of the NEOs' outstanding equity awards at June 30, 2017.

| | Stock Awards | | | |
Name	Number of Shares or Units of Stock That Have Not Vested[a]	Market Value of Shares or Units of Stock That Have Not Vested[a][b]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[b][c]
K. Rupert Murdoch	69,840	$ 956,808	312,705	$ 4,284,059
Robert J. Thomson	150,156	$2,057,137	775,009	$10,617,623
Susan Panuccio	13,815	$ 189,266	62,987	$ 862,922
David B. Pitofsky	13,967	$ 191,348	111,568	$ 1,528,482
Bedi Ajay Singh	55,872	$ 765,446	310,196	$ 4,249,685

(a) Represents the number of cash-settled PSUs, other than for Messrs. Pitofsky and Singh, who received stock-seettled PSUs, granted as part of the fiscal 2015-2017 PSU Award, which was subject to a performance period ending on June 30, 2017 and remained subject to time-based vesting on August 15, 2017. Mr. Pitofsky's fiscal 2015-2017 PSU Award was granted prior to his promotion to the role of General Counsel and Ms. Panuccio's fiscal 2015-2017 PSU Award was granted prior to her promotion to the role of CFO.

(b) Calculated using the closing price of the Company's Class A Common Stock as reported on NASDAQ on June 30, 2017, the last trading day of fiscal 2017, of $13.70.

(c) The amounts set forth in this column represent the number of PSUs, including dividend equivalents, which remain subject to performance criteria and have not yet vested as of June 30, 2017. In accordance with SEC guidance, the number of shares presented is based on the assumption that the PSUs will vest based on the achievement of the target performance level. The number of PSUs, if any, realized by a NEO will depend on the actual performance level achieved by the Company for the applicable performance period. The respective dates of grant, performance periods and vesting dates for PSUs that remain subject to performance criteria and have not yet vested as of June 30, 2017 are set forth below:

Name	Number of PSUs That Have Not Vested	Date of Grant	Performance Period	Vesting Dates
K. Rupert Murdoch	177,583[1]	8/15/2016	7/1/2016 to 6/30/2019	8/15/2019
	135,122[2]	8/17/2015	7/1/2015 to 6/30/2018	8/15/2018
Robert J. Thomson	443,960[1]	8/15/2016	7/1/2016 to 6/30/2019	8/15/2019
	331,049[2]	8/17/2015	7/1/2015 to 6/30/2018	8/15/2018
Susan Panuccio	37,933[1]	8/15/2016	7/1/2016 to 6/30/2019	8/15/2019
	25,054[2]	8/17/2015	7/1/2015 to 6/30/2018	8/15/2018
David B. Pitofsky	71,032[1]	8/15/2016	7/1/2016 to 6/30/2019	8/15/2019
	40,536[2]	8/17/2015	7/1/2015 to 6/30/2018	8/15/2018
Bedi Ajay Singh	195,342[1]	8/15/2016	7/1/2016 to 6/30/2019	8/15/2019
	114,854[2]	8/17/2015	7/1/2015 to 6/30/2018	8/15/2018

(1) Represents the number of unvested, cash-settled PSUs, other than for Messrs. Pitofsky and Singh, who received stock-settled PSUs, granted as part of the fiscal 2017-2019 PSU Award, and dividend equivalents thereon. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Fiscal 2017-2019 PSU Award" for details. Ms. Panuccio's fiscal 2017-2019 PSU Award was granted prior to her promotion to the role of CFO.

(2) Represents the number of unvested, cash-settled PSUs, other than for Messrs. Pitofsky and Singh, who received stock-settled PSUs, granted as part of the fiscal 2016-2018 PSU Award. Ms. Panuccio's fiscal 2016-2018 PSU Award was granted prior to her promotion to the role of CFO.

Option Exercises and Stock Vested Table

The following table sets forth information with respect to each exercise of stock options, SARs and similar instruments, and each vesting of stock, including restricted stock, RSUs and similar instruments, for each of the NEOs during the fiscal year ended June 30, 2017.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting**
K. Rupert Murdoch	—	—	207,836	$ 2,807,864
Robert J. Thomson	—	—	298,765	$4,036,315
Susan Panuccio	—	—	22,071	$ 298,179
David B. Pitofsky	—	—	20,783	$ 280,778
Bedi Ajay Singh	—	—	114,310	$1,544,328

(a) Represents the number of cash-settled PSUs, other than for Messrs. Pitofsky and Singh, who received stock-settled PSUs, granted as part of the fiscal 2014-2016 PSU Award and, in the case of Messrs. K.R. Murdoch, Thomson and Singh, the Launch Performance Awards, one-time grants of PSUs in connection with the completion of the Separation, all of which vested on August 15, 2016. Mr. Pitofsky's fiscal 2014-2016 PSU Award was granted prior to his promotion to the role of General Counsel and Ms. Panuccio's fiscal 2014-2016 PSU Award was granted prior to her promotion to the role of CFO.

Pension Benefits Table

The following table sets forth information with respect to each Company plan that provides payments in connection with retirement with respect to each of the NEOs at June 30, 2017.

Name[a]	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[b]	Payments During Last Fiscal Year
Robert J. Thomson	News International Pension and Life Assurance Plan for Senior Executives	6	$ 1,227,697	—
	News International Unapproved Pension and Life Assurance Plan	6	$ 840,809	—
	Employer-Financed Retirement Benefits Scheme	5	$1,768,792	—
Susan Panuccio	News International Pension and Life Assurance Plan for Senior Executives	2	$ 847,672	—
Bedi Ajay Singh	News International Pension and Life Assurance Plan for Senior Executives	3	$ 411,624	—
	News International Pension and Life Assurance Plan for Senior Executives (Prior Employer Transfer Benefit)	N/A	$ 554,309	—
	NC Transaction, Inc. Pension Plan[c]	2	$ 38,036	—

(a) Neither Mr. K.R. Murdoch nor Mr. Pitofsky participates in the Company's pension plans.

(b) The present value of each of Messrs. Thomson's and Singh's and Ms. Panuccio's respective accumulated benefit at June 30, 2017 in each plan except the NC Transaction, Inc. Pension Plan was calculated assuming commencement of benefits at age 60 for Mr. Thomson and Ms. Panuccio and 65 for Mr. Singh using a discount rate of 2.56% (except that Mr. Thomson's Supplementary Plan (as defined below) and EFRBS (as defined below) used a discount rate of 2.64%), a consumer price index inflation assumption of 2.25% and a mortality assumption of SAPS with a 1.25% per annum long-term rate of improvement. Messrs. Thomson's and Singh's and Ms. Panuccio's respective pension and retirement benefits are denominated in British pounds sterling, except for Mr. Singh's NC Transaction, Inc. Pension Plan, which is denominated in U.S. dollars. For those plans denominated in British pounds sterling, amounts reflected in this table have been converted into U.S. dollars using the spot exchange rate as of June 30, 2017, the last trading day of fiscal 2017, which was 1 USD = 0.7677 GBP, as reported on Bloomberg.

(c) The present value of Mr. Singh's accumulated benefit at June 30, 2017 under the NC Transaction, Inc. Pension Plan was calculated assuming commencement of benefits at age 65, a discount rate of 3.90% and a mortality assumption of RP-2016 generational table projected with Scale MP-2016 for future improvements.

Description of Pension Benefits

Each of Messrs. Thomson and Singh and Ms. Panuccio has pension benefits from Company-sponsored plans that were earned in connection with their employment by 21st Century Fox in periods prior to the Separation. The News International Pension and Life Assurance Plan for Senior Executives (the "Registered Plan") provided select U.K. executives with pension benefits for services rendered. The Registered Plan was frozen to additional future benefits effective March 31, 2011 and benefits were determined using formulas that were based on the period of employment. The applicable formula for Mr. Thomson and Ms. Panuccio was an annual benefit accrual of 1/45th of pensionable salary (limited to the pension salary cap where applicable) and is payable at age 60 in the form of a member annuity plus a 50% survivor annuity. The benefit at retirement is adjusted annually in payment for inflation as measured by the change in consumer price index capped at 5% for accrual before April 6, 2009 and 2.5% for accrual from April 6, 2009. The applicable formula for Mr. Singh was an annual benefit accrual of 1/60th of pensionable salary (limited to the pension salary cap where applicable) and is payable at age 65 in the form of member annuity plus a 50% survivor annuity. The benefit at retirement is adjusted annually at a fixed rate of 5%. The Registered Plan will also provide to Mr. Singh upon retirement an additional pension benefit granted based on a transfer into the

Registered Plan of pension rights he had accrued with a prior employer.

Mr. Thomson also participated in the News International Unapproved Pension and Life Assurance Plan (the "Supplementary Plan"). The Supplementary Plan is a non-registered plan that provided benefits that were not available in the Registered Plan as a result of the application of the U.K. statutory earnings cap and was frozen to additional future benefits effective March 31, 2011. Upon Mr. Thomson's transfer to the U.S., the Company extended to Mr. Thomson benefits through the Employer-Financed Retirement Benefits Scheme (the "EFRBS") equivalent to the benefit amounts provided by the Registered Plan and the Supplementary Plan. The EFRBS is subject to Section 409A of the Code, and the full commuted value of the EFRBS benefit is payable as a single lump sum upon separation of employment. The EFRBS was frozen as of June 30, 2013 for future service.

Upon Mr. Singh's transfer to the U.S. in 1995, Mr. Singh participated for two years in 21st Century Fox's U.S. pension plan that was the predecessor to the NC Transaction, Inc. Pension Plan. The benefit he earned under this U.S. tax-qualified pension plan was equal to 1% of monthly compensation times years of credited service, plus 0.6% of average monthly compensation in excess of average covered compensation times years of credited service. The NC Transaction, Inc. Pension Plan was frozen to additional future benefits effective February 28, 2014.

Nonqualified Deferred Compensation Table

Certain highly compensated employees are eligible to participate in the Restoration Plan. The following table sets forth information with respect to the Restoration Plan at June 30, 2017.

Name[a]	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year[b]	Aggregate Earnings in Last Fiscal Year[c]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End[d]
Robert J. Thomson	—	$260,150	$89,892	—	$1,037,146
Susan Panuccio	—	$ —	$ —	—	$ —
David B. Pitofsky	—	$ 92,400	$23,750	—	$ 235,929
Bedi Ajay Singh	—	$125,527	$49,510	—	$ 556,364

(a) Mr. K.R. Murdoch does not participate in the Restoration Plan.

(b) Amounts reported in this column are included in the "All Other Compensation" column of the "Summary Compensation Table" for fiscal 2017.

(c) None of these earnings are included in the "Summary Compensation Table" for fiscal 2017.

(d) Amounts reported in this column include the following amounts that were reported as compensation to the NEOs in the Summary Compensation Table in the Company's previous proxy statements: $651,046 for Mr. Thomson; $95,372 for Mr. Pitofsky; and $360,363 for Mr. Singh.

Description of Restoration Plan

In September 2013, the Compensation Committee adopted the Restoration Plan, a nonqualified unfunded defined contribution retirement plan maintained for the benefit of certain management and other highly compensated employees of the Company, including the CEO, CFO and General Counsel. The Restoration Plan provides participants with retirement benefits which would have become payable under the Company's traditional qualified retirement plans but for limitations imposed by the Code.

Under the Restoration Plan, participants whose employer contributions under the Company's qualified retirement plans are limited by the Code are eligible to receive an amount credited to their account equal to 5.5% of their compensation in excess of the compensation limits of the Code, subject to a compensation cap of $5,000,000 for each of the CEO and CFO and $2,000,000 for the General Counsel. The amounts credited to each participant's account are fully vested following attainment of two years of service with the Company. Participants in the plan have the ability to direct their assets into the same fund choices as found in the Company's qualified retirement plans. Amounts in a participant's account will be credited with gains and losses associated to the participant's fund elections. Participants will receive distributions of vested benefits upon termination of employment in accordance with the payment schedule set forth under the plan rules.

Potential Payments upon Termination

As discussed under "—Employment Agreements" above, the employment agreements of each of Messrs. Thomson and Pitofsky and Ms. Panuccio provide for certain payments and benefits upon their respective separations from the Company. In addition, the KRM Letter Agreement contains certain termination provisions relating to Mr. K.R. Murdoch's performance-based annual bonus and PSUs. Finally, in connection with his departure from the Company, Mr. Singh entered into a separation agreement, which provides certain payments and benefits to him in connection with his departure. These provisions are summarized below.

K. Rupert Murdoch

Pursuant to the terms of the KRM Letter Agreement, if the employment of Mr. K.R. Murdoch is terminated due to death or disability, he will be entitled to receive:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- if such termination event occurs within the second or third fiscal year of any applicable performance period, the full value of any outstanding PSUs, calculated and paid at the end of the applicable performance period as if no termination occurred.

For purposes of the KRM Letter Agreement, the term "disability" means if Mr. K.R. Murdoch is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a period of not less than 12 months.

If Mr. K.R. Murdoch's employment is terminated for cause, he will be entitled to receive:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based solely on the Compensation Committee's assessment of the Company's financial and operational performance as compared to the Company's annual budget, provided that any threshold criteria established by the Compensation Committee as a condition of payment of the annual bonus is satisfied; and

- if such termination event occurs within the second or third fiscal year of any applicable performance period, the pro-rata value of any outstanding PSUs, calculated at the end of the applicable performance period based on (a) the payout that he would have received if no termination had occurred multiplied by (b)(1) the number of days he was employed by the Company during the applicable performance period divided by (2) the total number of days in such performance period.

For purposes of the KRM Letter Agreement, the term "cause" means (a) a deliberate and material breach by Mr. K.R. Murdoch of his duties and responsibilities that results in material harm to the Company and its affiliates which breach is committed without reasonable belief that such breach is in, or not contrary to, the best interests of the Company, and is not remedied within 30 days after written notice specifying such breach, (b) Mr. K.R. Murdoch's plea of guilty or *nolo contendere* to, or nonappealable conviction of, a felony, which conviction or plea causes material damage to the Company's reputation or financial position, or (c) or Mr. K.R. Murdoch's addiction to drugs or alcohol that results in a material breach of his duties and responsibilities and that results in material harm to the Company and its affiliates, which addiction is not remedied within 30 days after receipt of written notice specifying such breach.

If Mr. K.R. Murdoch's employment is terminated other than for cause, including due to retirement, he will be entitled to receive:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based solely on the Compensation Committee's assessment of the Company's financial and operational performance as compared to the Company's annual budget, provided that any threshold criteria established by the Compensation Committee as a condition of payment of the annual bonus is satisfied; and

- if such termination event occurs within the second or third fiscal year of any applicable performance period, the full value of any outstanding PSUs, calculated and paid at the end of the applicable performance period as if no termination occurred.

For purposes of the KRM Letter Agreement, the term "retirement" means Mr. K.R. Murdoch's resignation or termination of employment after attainment of age 60 with ten years of service so long as he is not then employed by another company.

With respect to any outstanding PSUs, in the event of any type of termination that occurs on or prior to the last day of the first fiscal year of any applicable performance period, the entire award will be forfeited.

Robert J. Thomson

Pursuant to the Thomson Agreement, during any period that Mr. Thomson fails to perform his duties as a result of incapacity and disability due to physical or mental illness, or if Mr. Thomson is terminated by reason of his death, Mr. Thomson (or his surviving spouse or other designee or the legal representative of his estate) is entitled to:

- continue to receive his full base salary until Mr. Thomson returns to his duties or until one year following his termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of his outstanding PSUs as set forth in the applicable equity award agreements, which provide that if termination due to death or qualifying disability occurs beyond the last day of the first fiscal year of the applicable performance period, (i) in the event of death, his estate will receive the cash value of shares of the Company's Class A

Common Stock as soon as practicable, based on the projected performance of the Company, as determined by the Company, for all awards with less than one year remaining in the performance period, and based on target level performance otherwise, and (ii) in the event of a qualifying disability, he will receive the cash value of shares of the Company's Class A Common Stock on the applicable vesting date after the end of the relevant performance period, based on actual performance.

The Company may terminate Mr. Thomson's employment if, as a result of his incapacity and disability due to physical or mental illness, he has been absent from his duties for one year.

If Mr. Thomson's employment is terminated by the Company for cause, Mr. Thomson will be entitled to receive, subject to his execution of a general release and waiver, which may require compliance with certain restrictive covenants:

- his full base salary through the date of termination; and

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For purposes of the Thomson Agreement, the term "cause" means Mr. Thomson's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out his duties under the Thomson Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Thomson Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of his job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Mr. Thomson's employment is terminated by the Company other than for cause, death or disability, or by Mr. Thomson for good reason, Mr. Thomson will be entitled to receive, subject to his execution of a

general release and waiver, which may require compliance with certain restrictive covenants:

- the greater of (A) the compensation and other payments and benefits in the same manner as though Mr. Thomson continued to be employed through June 2019 and (B) his base salary and annual bonus for two years after the date of termination, with the annual bonus based on the preceding annual bonus paid to Mr. Thomson;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination; and

- continued vesting of equity awards granted prior to the date of termination in the same manner as though he continued to be employed through June 2019.

For purposes of the Thomson Agreement, the term "good reason" within the meaning of Section 409A of the Code means (i) a material breach of the Thomson Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Mr. Thomson is required to be based and essentially render services in other than the New York City metropolitan area at the Company's principal offices in such area or (iii) a material diminution in Mr. Thomson's job description, title, authority, duties or responsibility.

Susan Panuccio

Pursuant to the Panuccio Agreement, if Ms. Panuccio is terminated by reason of her death, her surviving spouse or other designee or the legal representative of her estate is entitled, subject to execution of a general release and waiver, which may require compliance with certain restrictive covenants, to:

- continue to receive her full base salary for one year following her termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days she was employed by the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of her outstanding PSUs as set forth in the applicable equity award agreements, which provide that if such termination occurs beyond the last day of the first fiscal year of the applicable performance period, her estate will receive shares or the cash value of shares of the Company's Class A Common Stock as soon as practicable, based on the projected performance of the Company, as determined by the Company, for all awards with less than one year remaining in the performance period, and based on target-level performance otherwise.

During any period that Ms. Panuccio fails to perform her duties as a result of incapacity and disability due to physical or mental illness, Ms. Panuccio is entitled to continue to receive her full base salary and benefits for up to one year until Ms. Panuccio returns to her duties or her employment is terminated by the Company pursuant to the Company's right to terminate Ms. Panuccio's employment if, as a result of her incapacity and disability due to physical or mental illness, she has been absent from her duties for seven months and is unable to provide the Company with a note from her treating physician that provides for a definite and reasonable return to work date.

If Ms. Panuccio's employment is terminated by the Company as described in the foregoing sentence, Ms. Panuccio is entitled, subject to her execution of a general release and waiver, which may require compliance with certain restrictive covenants, to vesting and payment of her outstanding PSUs as set forth in the applicable equity award agreements, which provide that if Ms. Panuccio's employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period she will receive shares or the cash value of shares of the Company's Class A Common Stock on the applicable vesting date after the end of the relevant performance period, based on actual performance.

If Ms. Panuccio's employment is terminated by the Company for cause, Ms. Panuccio will be entitled to receive, subject to her execution of a general release

and waiver, which may require compliance with certain restrictive covenants:

- her full base salary and benefits through the date of termination; and

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For the purpose of the Panuccio Agreement, the term "cause" means Ms. Panuccio's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out her duties under the Panuccio Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Panuccio Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of her job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Ms. Panuccio's employment is terminated by the Company other than for cause, death or disability, or by Ms. Panuccio for good reason, Ms. Panuccio will be entitled to continue to receive, subject to her execution of a general release and waiver, which may require compliance with certain restrictive covenants:

- the greater of (A) her base salary and annual bonus at the pre-determined target amount in the same manner as though Ms. Panuccio continued to be employed through June 2020 and (B) her then current base salary and annual bonus at the pre-determined target amount for two years following the date of termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days she was employed by the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year;

- continued vesting of equity awards granted prior to the date of termination in the same manner as though she continued to be employed through June 2020; and

- Company-paid premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), for her and her eligible dependents through June 2020.

For purposes of the Panuccio Agreement, the term "good reason" within the meaning of Section 409A of the Code means (i) a material breach of the Panuccio Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Ms. Panuccio is required to be based and essentially render services in areas other than within 50 miles of the New York City metropolitan area or (iii) a material diminution in Ms. Panuccio's duties thereby diminishing her role.

David B. Pitofsky

Pursuant to the Pitofsky Agreement, if Mr. Pitofsky's employment is terminated by reason of his death, the Company will pay directly to his surviving spouse or legal representative of his estate:

- one year's base salary;

- for one year following the date of death, benefits or payments on account of such benefits;

- a pro rata portion of the annual bonus he would have earned, if any, for the then-current fiscal year, calculated based on the number of days Mr. Pitofsky was employed in the fiscal year of termination compared to the total number of days in such fiscal year;

- any amounts payable to his spouse, beneficiaries or estate pursuant to any pension or employee benefit plan or life insurance policy then provided to Mr. Pitofsky or maintained by the Company; and

- vesting and payment of his outstanding PSUs as set forth in the applicable equity award agreements, which provide that if

such termination occurs beyond the last day of the first fiscal year of the applicable performance period, his estate will receive shares of the Company's Class A Common Stock as soon as practicable, based on the projected performance of the Company, as determined by the Company, for all awards with less than one year remaining in the performance period, and based on target level performance otherwise.

During any period that Mr. Pitofsky fails to perform his duties as a result of incapacity and disability due to physical or mental illness, Mr. Pitofsky is entitled to continue to receive his full base salary (for up to one year) and benefits until Mr. Pitofsky returns to his duties or his employment is terminated pursuant to the Company's right to terminate Mr. Pitofsky's employment if, as a result of his incapacity and disability due to physical or mental illness, he has been absent from his duties for seven months and is unable to provide the Company with a note from his treating physician that provides for a definite and reasonable return to work date.

If Mr. Pitofsky's employment is terminated by the Company as described in the foregoing sentence, Mr. Pitofsky is entitled to vesting and payment of his outstanding PSUs as set forth in the applicable equity award agreements, which provide that if Mr. Pitofsky's employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period he will receive shares of the Company's Class A Common Stock on the applicable vesting date after the end of the relevant performance period, based on actual performance.

If Mr. Pitofsky's employment is terminated by the Company for cause, Mr. Pitofsky will be entitled to receive:

- his full base salary through the date of termination; and

- benefits or payments on account of such benefits through the date of termination.

For the purpose of the Pitofsky Agreement, the term "cause" is defined as Mr. Pitofsky's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or misdemeanor; (ii) engaging in willful neglect or willful misconduct in carrying out his duties under the agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any representation, warranty, covenant or term of the agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of his job duties; (v) intentional engaging in conduct which impacts negatively on the reputation or image of the Company, its affiliates, or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Mr. Pitofsky's employment is terminated by the Company without cause, or by Mr. Pitofsky for good reason, Mr. Pitofsky will be entitled to continue to receive:

- the greater of (A) his compensation and other payments and benefits through the term of the agreement and (B) one year's base salary and a bonus payment in an amount equal to his target bonus;

- an amount equal to his annual bonus for the year of termination, determined based on actual performance for the year of termination, multiplied by a fraction the numerator of which is the number of calendar days in the fiscal year that have elapsed as of the date of his termination and the denominator of which is 365;

- continued vesting of his outstanding PSUs for a period of one year, unless the Compensation Committee determines to extend such vesting period beyond one year; and

- Company-paid premiums under COBRA for him and his eligible dependents for one year.

For purposes of the Pitofsky Agreement, the term "good reason" means (i) a material breach of the agreement by the Company which breach is not cured within 20 days after written notice specifying the alleged breach; (ii) if Mr. Pitofsky is required to be based and essentially render services in areas other than within 50 miles of New York City at the principal offices of the Company; (iii) if he reports to any executive other than the CEO; or (iv) a material diminution in Mr. Pitofsky's duties.

Summary of Bedi Ajay Singh's Separation Agreement

On February 23, 2017, the Company announced the departure of Bedi Ajay Singh as the Company's CFO. The Company and Mr. Singh entered into a separation agreement, effective as of March 1, 2017, pursuant to which Mr. Singh's employment with the Company was terminated without cause.

The separation agreement contains a customary release of claims and provides for: (i) continued payment through June 30, 2019 of Mr. Singh's base salary at an annual rate of $1,300,000; (ii) annual bonus payments of $2,000,000 for each of fiscal 2017, fiscal 2018 and fiscal 2019, each payable at the conclusion of the relevant period; (iii) continued vesting of unvested performance stock unit awards previously granted to Mr. Singh, the payouts of which are "at risk" and subject to Company performance for and payable at the conclusion of the fiscal 2015-2017, fiscal 2016-2018 and fiscal 2017-2019 performance periods; (iv) premiums for continued medical and insurance coverage through June 30, 2019; (v) payments in lieu of continued participation in Company-sponsored retirement plans in an aggregate amount of $495,000, payable in annual installments in 2017, 2018 and 2019; and (vi) certain relocation and other miscellaneous benefits. Please see additional details in the "Summary Compensation Table."

These payments are subject to Mr. Singh's compliance with confidentiality, non-disparagement and non-solicitation covenants contained in the separation agreement. In addition, Mr. Singh and the Company entered into an agreement pursuant to which Mr. Singh provided consulting services to the Company for a term of six months at a rate of $12,500 per month.

Quantification of Termination Payments

The following table sets forth quantitative information with respect to potential payments to each NEO or his or her beneficiaries (other than Mr. Singh, whose employment with the Company terminated prior to the end of fiscal 2017 year and whose actual separation payments are summarized above) upon termination in various circumstances as described above, assuming termination on June 30, 2017. The amounts included in the table below do not include amounts otherwise due and owing to each applicable NEO, such as salary or annual bonus earned through the date of termination, as those amounts are reflected in the preceding tables, or payments or benefits generally available to all salaried employees of the Company.

Name	Death	Disability	Retirement	Type of Termination By Company for Cause	By Company without Cause	By Executive with Good Reason	By Executive without Good Reason
K. Rupert Murdoch							
Salary	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Bonus	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
Equity Awards[a]	3,409,492	3,409,492	3,409,492	3,409,492	3,409,492	3,409,492	3,409,492
Continued Benefits	—	—	—	—	—	—	—
	$ 5,409,492	$ 5,409,492	$5,409,492	$5,409,492	$ 5,409,492	$ 5,409,492	$5,409,492
Robert J. Thomson							
Salary	$ 2,000,000	$ 2,000,000	$ —	$ —	$ 4,000,000	$ 4,000,000	$ —
Bonus	4,000,000	4,000,000	—	—	6,400,000	6,400,000	—
Equity Awards[b]	7,885,775	7,885,775	—[c]	—	7,885,775	7,885,775	—
Continued Benefits[d]	—	—	—	—	874,972	874,972	—
	$13,885,775	$13,885,775	$ —	$ —	$19,160,747	$19,160,747	$ —
Susan Panuccio							
Salary	$ 1,100,000	$ —	$ —	$ —	$ 3,300,000	$ 3,300,000	$ —
Bonus	442,118	—	—	—	3,742,118	3,742,118	—
Equity Awards[b]	651,490	651,490	—[c]	—	1,171,172	1,171,172	—
Continued Benefits[e]	—	—	—	—	84,584	84,584	—
	$ 2,193,608	$ 651,490	$ —	$ —	$ 8,297,874	$ 8,297,874	$ —
David B. Pitofsky							
Salary	$ 950,000	$ —	$ —	$ —	$ 950,000	$ 950,000	$ —
Bonus	750,000	—	—	—	1,500,000	1,500,000	—
Equity Awards[f]	867,005	867,005	—[c]	—	311,661	311,661	—
Continued Benefits[e]	134,087	—	—	—	27,859	27,859	—
	$ 2,701,092	$ 867,005	$ —	$ —	$ 2,789,520	$ 2,789,520	$ —

(a) For all termination events, reflects the value of the shares of Company Class A Common Stock represented by the target PSUs granted with respect to the fiscal 2015-2017 and fiscal 2016-2018 performance periods. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on NASDAQ on June 30, 2017, the last trading day of fiscal 2017, of $13.70.

(b) For termination upon "Death" or in the event of "Disability," reflects the value of the shares of Company Class A Common Stock represented by the outstanding PSUs granted to such NEO with respect to the fiscal 2015-2017 and fiscal 2016-2018 performance periods. For termination "By Company without Cause" or "By Executive with Good Reason" reflects the value of the shares of Company Class A Common Stock represented by all outstanding PSUs granted to such NEO. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on NASDAQ on June 30, 2017, the last trading day of fiscal 2017, of $13.70.

(c) As of June 30, 2017, none of Messrs. Thomson or Pitofsky or Ms. Panuccio satisfied the requirements for a qualifying retirement, as defined in the applicable equity incentive plan.

(d) Amounts shown reflect the Company's cost of providing continued health and dental insurance, life insurance coverage and 401(k) and Restoration Plan contributions pursuant to the terms of such NEO's employment agreement.

(e) Amounts shown reflect the Company's cost of providing continued health and dental insurance as an estimate for premiums under COBRA to be provided by the Company pursuant to the terms of such NEO's employment agreement.

(f) For termination upon "Death" or in the event of "Disability," reflects the value of the shares of Company Class A Common Stock represented by the outstanding PSUs granted to such NEO with respect to the fiscal 2015-2017 and fiscal 2016-2018 performance periods. For termination "By Company without Cause" or "By Executive with Good Reason" reflects the value of the number of shares of Company Class A Common Stock represented by the outstanding PSUs granted to such NEO with respect to the fiscal 2015-2017 performance period. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on NASDAQ on June 30, 2017, the last trading day of fiscal 2017, of $13.70.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of June 30, 2017 with respect to the Company's outstanding stock options and shares of common stock reserved for future issuance under the Company's 2013 Long-Term Incentive Plan, or the LTIP.

The equity compensation plans not approved by security holders consist of awards of RSUs and employee stock options which were originally issued by Move under the Move, Inc. 2011 Incentive Plan, as amended, the Move, Inc. 2002 Stock Incentive Plan, as amended, the Move.Com, Inc. 2000 Stock Incentive Plan, the Move, Inc. 1999 Stock Incentive Plan, as amended, the iPlace, Inc. 2001 Equity Incentive Plan and the Hessel 2000 Stock Option Plan (collectively, the "Move Plans") and assumed by the Company in connection with the Company's acquisition of Move in November 2014. All shares reflected in the table are shares of the Company's non-voting Class A Common Stock.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, rights, RSUs and PSUs	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)[a]
Equity compensation plans approved by security holders[b]	8,506,085[c]	$ —	18,656,232
Equity compensation plans not approved by security holders	811,555[d]	$7.74[e]	—[f]
Total	9,317,640	$7.74	18,656,232

_____

(a)   Of the shares available for future issuance under the LTIP, a maximum of 15,656,232 shares may be issued with respect to awards of restricted stock, RSUs or PSUs as of June 30, 2017.

(b)   Approved by the Company's former parent and sole stockholder, 21st Century Fox, prior to the Separation.

(c)   Includes shares of Class A Common Stock issuable upon the vesting of RSUs or PSUs granted pursuant to the LTIP.

(d)   Includes shares of Class A Common Stock issuable upon the vesting of the awards assumed under the Move Plans.

(e)   Does not reflect outstanding RSUs, which entitle the holder to receive one share of Class A Common Stock upon vesting without the payment of an exercise price. The outstanding stock options have a weighted average remaining term of approximately 5.33 years.

(f)   No additional awards may be granted under the Move Plans.

SECURITY OWNERSHIP OF NEWS CORPORATION

The following table sets forth the beneficial ownership of both Class A Common Stock and Class B Common Stock as of August 25, 2017 (unless otherwise specified) for the following: (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Class B Common Stock; (ii) each member of the Board; (iii) each NEO (as identified under "Compensation Discussion and Analysis") of the Company; and (iv) all current Directors and executive officers of the Company as a group. For more information regarding unvested equity ownership of our Non-Executive Directors, as to which no voting or investment power exists, please see the table under "Director Compensation—Stock Ownership Guidelines for Non-Executive Directors" on page 23.

	Common Stock Beneficially Owned[a]				
	Number of Shares Beneficially Owned		Option Shares[c]	Percent of Class[d]	
Name[b]	Non-Voting Class A Common Stock	Voting Class B Common Stock	Non-Voting Class A Common Stock	Non-Voting Class A Common Stock	Voting Class B Common Stock
Murdoch Family Trust[e] c/o McDonald Carano Wilson LLP 100 W. Liberty Street 10th Floor Reno, NV 89501	14,250	76,655,870	0	*	38.4%
Perpetual Limited[f] Level 18 Angel Place 123 Pitt Street Sydney, NSW 2000 Australia	—	23,955,085	—	—	12.0%
K. Rupert Murdoch[g]	2,196,608	78,722,399	0	*	39.4%
Lachlan K. Murdoch	114	1,464	0	*	*
Robert J. Thomson	0	0	0	0	0
Kelly Ayotte	0	0	0	0	0
José María Aznar	1,087	0	0	*	0
Natalie Bancroft	0	2,125	0	0	*
Peter L. Barnes	1,989	0	0	*	0
Joel I. Klein	0	0	0	0	0
James R. Murdoch	0	0	0	0	0
Susan Panuccio	2,582	0	0	*	0
Ana Paula Pessoa	0	0	0	0	0
David B. Pitofsky	17,423	0	0	*	0
Masroor Siddiqui	0	0	0	0	0
Bedi Ajay Singh	34,841	0	0	*	0
All current Directors and executive officers as a group (13 members)	2,219,803	78,725,988	0	*	39.4%

---

* Represents beneficial ownership of less than one percent of the issued and outstanding Class A Common Stock or Class B Common Stock, as applicable, on August 25, 2017.

(a) Beneficial ownership of Class A Common Stock and Class B Common Stock as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise specified, beneficial ownership of the Class A Common Stock represents sole investment power and ownership of the Class B Common Stock represents both sole voting and sole investment power.

(b)   The address for all Directors and executive officers is c/o News Corporation, 1211 Avenue of the Americas, New York, New York 10036.

(c)   The number of option shares reported reflects the number of option shares currently exercisable or that become exercisable within 60 days following August 25, 2017.

(d)   Applicable percentage of ownership is based on 382,964,683 shares of Class A Common Stock and 199,630,240 shares of Class B Common Stock outstanding as of August 25, 2017 together with the exercisable stock options, for such stockholder or group of stockholders, as applicable. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of options that are exercisable within 60 days of August 25, 2017 are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(e)   Beneficial ownership of 14,250 shares of Class A Common Stock and 76,655,870 shares of Class B Common Stock is as of July 2, 2013 as reported on Form 3 filed with the SEC on July 2, 2013 and the Schedule 13G/A filed with the SEC on February 13, 2015. Cruden Financial Services LLC, a Delaware limited liability company ("Cruden Financial Services"), the sole trustee of the Murdoch Family Trust, has the power to vote and to dispose or direct the vote and disposition of all of the reported Class B Common Stock. In addition, Cruden Financial Services has the power to exercise the limited vote and to dispose or direct the limited vote and disposition of all of the reported Class A Common Stock. As a result of Mr. K.R. Murdoch's ability to appoint certain members of the board of directors of Cruden Financial Services, Mr. K.R. Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch, however, disclaims any beneficial ownership of such shares.

(f)   Beneficial ownership of 22,369,703 Class B CDIs (equivalent to 22,369,703 shares of Class B Common Stock) and 1,585,382 shares of Class B Common Stock is as of December 31, 2016 as reported on Schedule 13G/A filed with the SEC by Perpetual Limited on February 13, 2017. Perpetual Limited reported that, as of December 31, 2016, it had sole voting and dispositive power over such Class B CDIs and shares of Class B Common Stock. Perpetual Limited does not report any ownership of Class A Common Stock.

(g)   Beneficial ownership of 2,196,608 shares of Class A Common Stock and 78,722,399 shares of Class B Common Stock includes 14,250 shares of Class A Common Stock and 76,655,870 shares of Class B Common Stock beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch, however, disclaims any beneficial ownership of such shares. Beneficial ownership also includes 2,062,500 shares of Class B Common Stock held by the K. Rupert Murdoch 2004 Revocable Trust of which Mr. K.R. Murdoch holds a beneficial and trustee interest. Beneficial ownership also includes 2,182,358 shares of Class A Common Stock held by the GCM Trust that is administered by independent trustees for the benefit of Mr. K.R. Murdoch's minor children. Mr. K.R. Murdoch, however, disclaims beneficial ownership of such shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that the Company's Directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, file reports of ownership and changes in ownership with the SEC and NASDAQ. Directors, officers and beneficial owners of more than 10% of any class of the Company's common stock are required by the SEC to furnish the Company with copies of the reports they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and information provided by the reporting persons, all of its Directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities filed the required reports on a timely basis during the fiscal year ended June 30, 2017.

INFORMATION ABOUT THE ANNUAL MEETING

2017 Proxy Materials

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail?

In accordance with the rules of the SEC, instead of mailing a printed copy of the Company's proxy statement, annual report and related materials (the "proxy materials") relating to the Annual Meeting to stockholders, the Company may furnish the proxy materials to stockholders by providing the Notice of Internet Availability to inform stockholders that the proxy materials are available on the Internet. If you receive the Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you on how you may access and review all of the proxy materials, as well as how to submit your proxy, over the Internet. **The proxy materials are available at www.proxyvote.com.**

How may I request a printed copy of the proxy materials?

If you hold Class B Common Stock, you may request a printed copy of the proxy materials by any of the following methods: via Internet at **www.proxyvote.com**; by telephone at 1-800-579-1639; or by sending an e-mail to **sendmaterial@proxyvote.com.**

If you hold Class B CDIs, you may request a printed copy of the proxy materials by any of the following methods: via Internet at **www.investorvote.com.au**; or by telephone at 1300-721-559 (within Australia) or +61-3-9946-4461 (outside of Australia).

Will I get more than one copy of the Notice of Internet Availability or proxy materials if multiple stockholders share my address?

Only one copy of the Notice of Internet Availability or proxy materials, as applicable, is being delivered to multiple stockholders sharing an address unless one or more of the stockholders at that address have notified the Company of their desire to receive multiple copies. The Company will promptly deliver, upon oral or written request, a separate copy of the Notice of Internet Availability or proxy materials, as applicable, to any stockholder residing at a shared

address to which only one copy was delivered. Requests for additional copies of these materials for the current year or future years should be directed to the Corporate Secretary at News Corporation, 1211 Avenue of the Americas, New York, New York 10036. Alternatively, additional copies may be requested via Internet at **www.proxyvote.com**, by telephone at 1-800-579-1639, or by sending an email to **sendmaterial@proxyvote.com**. Stockholders of record residing at the same address and currently receiving multiple copies of the Notice of Internet Availability or proxy materials, as applicable, may contact the Corporate Secretary to request that only a single copy be delivered in the future.

Where can I find the Company's Annual Report on Form 10-K?

The Company filed its Annual Report on Form 10-K for the year ended June 30, 2017 with the SEC on August 14, 2017. The Annual Report on Form 10-K, including all exhibits, can also be found on the Company's website at **newscorp.com** under "Investor Relations—SEC Filings" and can be downloaded free of charge. **Paper copies of the Annual Report on Form 10-K may be obtained without charge from the Company, and paper copies of exhibits to the Annual Report on Form 10-K are available, but a reasonable fee per page will be charged to the requesting stockholder. Stockholders may make requests in writing to the attention of the Company's Investor Relations Office by mail at News Corporation, 1211 Avenue of the Americas, New York, New York 10036, by telephone at (212) 416-3048 or by email at investor@newscorp.com.**

How can I elect to receive future proxy materials electronically?

In an effort to reduce the amount of paper mailed to stockholders' homes and to help lower the Company's printing and postage costs, stockholders can elect to receive future News Corporation proxy materials electronically instead of by mail. The Company highly recommends that you consider electronic delivery of these documents as it helps lower the Company's costs and reduce the amount of paper mailed to your home. If you are interested in participating in this electronic delivery program, you should select the "Electronic Delivery" link in the "Investor Relations" section of the Company's

website at **www.newscorp.com.** You may resume receiving copies of these documents by mail at any time by selecting the appropriate stockholder link on this enrollment page and canceling your participation in this program.

Voting Instructions and Information

Who is entitled to vote at the Annual Meeting?

The Company has two classes of common stock, Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. Holders of Class B Common Stock are entitled to one vote per share on all matters to be presented at the Annual Meeting. Holders of Class A Common Stock are not entitled to vote on the matters to be presented at the Annual Meeting. As of the Record Date, there were 199,630,240 shares of Class B Common Stock outstanding and entitled to vote at the Annual Meeting and 382,975,418 shares of non-voting Class A Common Stock outstanding.

The Company's shares are also traded on the ASX in the form of CHESS Depositary Interests, or CDIs. CDIs are exchangeable, at the option of the holder, into shares of either Class A Common Stock or Class B Common Stock, as applicable, at the rate of one CDI per one such share of Common Stock. Holders of CDIs exchangeable for Class B Common Stock have a right to direct CHESS Depositary Nominees Pty Ltd, the issuer of the CDIs, on how it should vote with respect to the proposals described in this proxy statement.

Unless the context dictates otherwise, all references to "you," "your," "yours" or other words of similar import in this proxy statement refer to holders of Class B Common Stock or Class B CDIs.

What is the difference between a stockholder of record and a stockholder who holds in street name?

If your shares of Class A Common Stock or Class B Common Stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record, and the proxy materials are being sent directly to you from the Company.

If your shares of Class A Common Stock or Class B Common Stock are held in "street name," meaning your shares of Class A Common Stock or Class B Common Stock are held in a brokerage account or by a bank or other nominee, you are the beneficial owner of these shares and the proxy materials are

being forwarded to you by your broker, bank or nominee, who is considered the stockholder of record with respect to such shares. As the beneficial owner of Class B Common Stock as of the Record Date, you have the right to direct your broker, bank or nominee on how to vote and you will receive instructions from your broker, bank or other nominee describing how to vote your shares of Class B Common Stock.

When is the Record Date?

The Board has fixed the close of business on September 18, 2017 as the Record Date for determining which of the Company's stockholders are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof in person or by proxy.

How do I inspect the list of stockholders of record?

A list of the stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and at the Company's principal executive offices during the ten days prior to the Annual Meeting.

What does it mean to give a proxy?

The persons named on the proxy card and on the Company's voting website at **www.proxyvote.com** (the "proxy holders") have been designated by the Board to vote the shares represented by proxy at the Annual Meeting. The proxy holders are officers of the Company. They will vote the shares represented by each properly executed and timely received proxy in accordance with the stockholder's instructions, or, if no instructions are specified, the shares represented by the proxy will be voted "FOR" all nominees listed in Proposal 1 and "FOR" Proposals 2 and 3 in accordance with the recommendations of the Board as described in this proxy statement. If any other matter properly comes before the Annual Meeting or any adjournment or postponement thereof, the proxy holders will vote on that matter in their discretion.

How do I vote?

If you hold Class B Common Stock, telephone and Internet proxy submission is available 24 hours a day through 11:59 p.m. (Eastern Time) on November 14, 2017. If you are located in the United States or Canada and are a stockholder of record, you can submit a proxy for your shares by calling toll-free 1-800-690-6903. Whether you are a stockholder of record or a beneficial owner, you can also submit a proxy for your shares by Internet at **www.proxyvote.com**. Both the telephone and Internet systems have easy-to-follow instructions on how you may submit a proxy for your shares and allow you to confirm that the system has properly recorded your proxy. If you are submitting a proxy for your shares by telephone or Internet, you should have in hand when you call or access the website, as applicable, the Notice of Internet Availability or the proxy card or voting instruction form (for those holders who have received a hard copy of the proxy card or voting instruction form). If you submit a proxy by telephone or Internet, you do not need to return your proxy card to the Company. If you have received, by request, a hard copy of the proxy card or voting instruction form, and wish to submit your proxy by mail, you must complete, sign and date the proxy card or voting instruction form and return it in the envelope provided so that it is received prior to the Annual Meeting.

If you hold Class B CDIs, Internet proxy submission is available 24 hours a day through 5:00 p.m. (Australian Eastern Daylight Time) on November 10, 2017. You may submit a proxy for your CDIs by Internet at **www.investorvote.com.au.** The Internet system has easy-to-follow instructions on how you may submit a proxy for your CDIs and allows you to confirm that the system has properly recorded your proxy. If you submit a proxy for your CDIs by

Internet, you should have in hand when you access the website the Notice of Internet Availability or the voting instruction form (for those CDI holders who have received a hard copy of the voting instruction form). If you submit a proxy for your CDIs by Internet, you do not need to return your voting instruction form to the Company. If you have received, by request, a hard copy of the voting instruction form, and wish to submit your proxy by mail, you should complete and return the voting instruction form to the Australian share registrar by 5:00 p.m. (Australian Eastern Daylight Time) on November 10, 2017.

Can I vote in person at the Annual Meeting?

While the Company encourages stockholders to vote in advance by proxy, holders of Class B Common Stock also have the option of attending the Annual Meeting and voting their shares of Class B Common Stock in person at the Annual Meeting. **All of the Company's stockholders and all holders of CDIs exchangeable for shares of Common Stock are invited to attend the Annual Meeting, subject to compliance with the procedures further described below under "—Attending the Annual Meeting," but only holders of Class B Common Stock may vote in person at the Annual Meeting.**

If you are a beneficial holder of Class B Common Stock that intends to vote in person at the Annual Meeting, you must obtain and provide when you request an admission ticket a properly executed proxy issued in your name from the stockholder of record (*i.e.*, your broker, bank or other nominee) giving you the right to vote the shares of Class B Common Stock.

Holders of Class B CDIs may attend the Annual Meeting and vote in advance via Internet or mail, but may not vote in person at the Annual Meeting.

Please cast your vote as soon as possible by:

 visiting **www.proxyvote.com** (Common Stock) or **www.investorvote.com.au** (CDIs)

 mailing your signed proxy card or voting instruction form

 calling toll-free from the United States, U.S. territories and Canada to 1-800-690-6903 (Common Stock only)

How can I revoke a proxy or change my vote?

If you are a stockholder of record of Class B Common Stock, you may change your vote or revoke your proxy at any time prior to the voting at the Annual Meeting:

- by notifying in writing our Corporate Secretary at News Corporation, 1211 Avenue of the Americas, New York, New York 10036;

- by attending the Annual Meeting and voting in person (your attendance at the Annual Meeting will not by itself revoke your proxy);

- by submitting a later-dated proxy card; or

- if you submitted a proxy by telephone or Internet, by submitting a subsequent proxy by telephone or Internet.

If you are a beneficial owner of Class B Common Stock and have instructed a broker, bank or other nominee to vote your shares, you may follow the directions received from your broker, bank or other nominee to change or revoke those instructions.

Class B CDI holders may change prior voting instructions by submitting a later-dated voting instruction form before 5:00 p.m. (Australian Eastern Daylight Time) on November 10, 2017. Revocation of prior voting instructions must be submitted in writing and received before 5:00 p.m. (Australian Eastern Daylight Time) on November 10, 2017.

How many shares must be represented in person or by proxy to hold the Annual Meeting?

In order for the Company to conduct the Annual Meeting, the holders of a majority in voting power of all of the outstanding shares of the stock entitled to vote as of the Record Date (a "quorum") must be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes (as described below) will be counted for purposes of establishing a quorum at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares or CDIs by telephone or Internet to ensure that they will be represented at the Annual Meeting if you are unable to attend and so that the Company will know as soon as possible that enough votes will be present for the Annual Meeting to be held.

What votes are required to approve each of the proposals?

Election of Directors. In an uncontested election, each Director shall be elected by a majority of the votes cast. This means that the number of votes cast "FOR" a Director's election must exceed the number of votes cast "AGAINST" that Director's election. Abstentions and broker non-votes will not be counted as a vote cast either "FOR" or "AGAINST" with respect to the Director or Directors indicated. In a contested election where the number of nominees for Director exceeds the number of Directors to be elected, each Director shall be elected by a plurality of the votes cast. The election of the 11 Director nominees at the Annual Meeting will be an uncontested election.

Ratification of Selection of Independent Registered Public Accounting Firm. Ratification of the selection of E&Y as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2018 requires a majority of the votes cast at the Annual Meeting to be voted "FOR" the proposal. Abstentions and broker non-votes will not be counted as a vote cast either "FOR" or "AGAINST" this proposal.

Advisory Vote to Approve Executive Compensation. We will consider this proposal to be approved, on an advisory basis, if a majority of the votes cast at the Annual Meeting is voted "FOR" the proposal. Abstentions and broker non-votes will not be counted as a vote cast either "FOR" or "AGAINST" this proposal.

What is a broker non-vote?

A "broker non-vote" occurs when you do not give instructions to your broker, bank or nominee of shares you beneficially own in "street name" on how to vote your shares of Class B Common Stock or CDIs. In these circumstances, if you do not provide voting instructions, the broker, bank or nominee may nevertheless vote your shares on your behalf with respect to the ratification of the selection of E&Y as the Company's independent registered public accounting firm (because that is considered to be a "routine" proposal), but cannot vote your shares on any other matters being considered at the Annual Meeting (because they are considered to be "non-routine" proposals).

Who will tabulate the vote?

A representative of American Election Services, LLC has been appointed to act as an independent Inspector of Elections for the Annual Meeting and will tabulate the votes.

How are proxies solicited, and who bears the cost of this solicitation?

This proxy statement is furnished in connection with the solicitation by the Board of proxies for use at Annual Meeting and at any adjournment or postponement thereof. The expense of soliciting proxies will be borne by the Company. We have

engaged Morrow Sodali LLC to solicit proxies for an estimated fee of $15,000, plus expenses, and Morrow Sodali Pty Limited to solicit proxies for an estimated fee of $15,000 Australian dollars, plus expenses. Proxies will be solicited principally through the use of the mail or electronically, but Directors, officers and regular employees of the Company may also solicit proxies in person, electronically, by telephone or by mail, without any additional compensation. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

Attending the Annual Meeting

When and where is the Annual Meeting?

The Annual Meeting will be held on November 15, 2017 at 3:00 p.m. (Pacific Time) at the Darryl F. Zanuck Theatre at Fox Studios, 10201 West Pico Boulevard, Los Angeles, California 90035. Please see the map and directions in **Appendix A**.

How do I obtain admission to the Annual Meeting?

If you are planning to attend the Annual Meeting in person, you must request an admission ticket in advance, and your request must be received by 5:00 p.m. (Eastern Time) on November 10, 2017. All attendees will be required to present the admission ticket and a valid, government-issued photo identification (*e.g.*, driver's license or passport) to enter the Annual Meeting.

You may request an admission ticket by:

- visiting ***newscorp.com/2017am*** and following the instructions provided;

- sending an e-mail to the Corporate Secretary at ***2017AnnualMeeting@newscorp.com*** providing the name under which you hold shares of record or a properly executed proxy card;

- calling the Corporate Secretary at (212) 416-3400; or

- sending a fax to the Corporate Secretary at (212) 852-7217 providing the name under which you hold shares of record or a properly executed proxy card.

If you are a stockholder of record, your ownership of common stock will be verified against the list of stockholders of record as of the Record Date prior to

being issued an admission ticket. If you are a beneficial owner and hold your shares of common stock in "street name" (*i.e.*, your shares of common stock are held in a brokerage account or by a bank or other nominee), you will need to provide to the Corporate Secretary evidence of beneficial ownership as of the Record Date, such as an account statement or letter from the stockholder of record (*i.e.*, your broker, bank or other nominee), and a copy of the voting instruction form provided by the stockholder of record. Requests for admission tickets will be processed in the order in which they are received and must be received by 5:00 p.m. (Eastern Time) on November 10, 2017.

Seating at the Annual Meeting will begin at 2:00 p.m. (Pacific Time) on November 15, 2017. Prior to entering the Annual Meeting, all bags will be subject to search and all persons may be subject to a metal detector and/or hand wand search. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. The security procedures may require additional time, so please plan accordingly. We suggest arriving at least 30 minutes early to the Annual Meeting to allow sufficient time to complete the admission process. Registration will close ten minutes before the Annual Meeting begins. If you do not provide an admission ticket and valid, government-issued photo identification or do not comply with the other registration and security procedures described above, you will not be admitted to the Annual Meeting. The Company reserves the right to remove from the Annual Meeting persons who disrupt the Annual Meeting or who do not comply with the rules and procedures for the conduct of the Annual Meeting.

If you require any special accommodations at the Annual Meeting due to a disability, please contact the Corporate Secretary at (212) 416-3400 or send an

email to **2017AnnualMeeting@newscorp.com** and identify your specific need no later than 5:00 p.m. (Eastern Time) on November 10, 2017.

Can I listen to the Annual Meeting on the Internet?

The Annual Meeting will be audiocast live on the Internet at **www.newscorp.com.**

2018 Annual Meeting of Stockholders

If you wish to submit a proposal to be considered for inclusion in the Company's proxy materials for the 2018 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act, your proposal must be received in writing by the Corporate Secretary of the Company at our principal executive offices at News Corporation, 1211 Avenue of the Americas, New York, New York 10036 no later than June 5, 2018 and must otherwise comply with the requirements of Rule 14a-8 in order to be considered for inclusion in the 2018 proxy statement and proxy.

Additionally, notice of stockholder proposals and nominations made outside the processes of Rule 14a-8 under the Exchange Act must be received by the Corporate Secretary of the Company at our principal executive offices, in accordance with the requirements of the By-laws, not earlier than the close of business on July 18, 2018 and not later than the close of business on August 17, 2018; provided, however, that in the event that the 2018 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 70 days after the anniversary date of the 2017 Annual Meeting of

Stockholders, notice of stockholder proposals and nominations, in order to be timely, must be delivered not earlier than the close of business on the 120th day prior to the date of the 2018 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the date of the 2018 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of the 2018 Annual Meeting of Stockholders is first made. Stockholders are advised to review the By-laws, which contain additional requirements with respect to advance notice of stockholder proposals and nominations. The chairman of the meeting may refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the By-laws. If a stockholder fails to meet these deadlines or satisfy the requirements of Rule 14a-4 under the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority if and when the matter is raised at the meeting.

Other Matters

At the time of the preparation of this proxy statement, the Board knows of no other matters that will be acted upon at the Annual Meeting. If any other matters are presented for action at the Annual Meeting or at any adjournment or postponement

thereof, it is the intention of the persons named in the accompanying proxy to vote the shares to which the proxy relates in accordance with their best judgment as determined in their sole discretion.

By Order of the Board of Directors,

D.B. Pitofsky

David B. Pitofsky
General Counsel
New York, NY
October 3, 2017





APPENDIX A: MAP AND DIRECTIONS

NEWS CORPORATION ANNUAL MEETING OF STOCKHOLDERS

Complimentary parking for the Annual Meeting will be at the Century Park West Parking Structure.

NO ATTENDEE ENTRY OR PARKING WILL BE PERMITTED AT FOX STUDIOS.

Shuttle transportation to and from the Annual Meeting will be provided from the Century Park West Parking Structure.

YOU CAN ONLY ENTER THE ANNUAL MEETING BY TAKING THE SHUTTLE AT THE LOCATION MARKED ON THE MAP.

CENTURY PARK EAST
SANTA MONICA BLVD
CONSTELLATION BLVD
GALAXY WAY
AVENUE OF THE STARS
CENTURY PLAZA HOTEL
ST REGIS
FOX PLAZA
CENTURY CITY SHOPPING & MARKET PLACE
SOLAR WAY
(CPW) CENTURY PARK WEST PARKING STRUCTURE
E
OLYMPIC BLVD
FOX STUDIOS
PICO BLVD
CENTURY PARK WEST
MOTOR AVE.
N
MAP LEGEND
SHUTTLE POINT
E PARKING ENTRANCE

CENTURY PARK WEST PARKING STRUCTURE
2030 CENTURY PARK WEST
LOS ANGELES, CA 90067

News Corp

DIRECTIONS TO CENTURY PARK WEST PARKING STRUCTURE

From LAX
Take San Diego Freeway (Interstate 405) North and exit at Santa Monica Boulevard. Turn right onto Santa Monica Boulevard, proceed 2 miles, and turn right onto Avenue of the Stars. Follow map to Parking Structure and Shuttle Point.

From East
Take Interstate 10 West past downtown Los Angeles. Exit at Overland Avenue and turn right. Proceed 1 mile to Pico and turn right. Proceed 1 mile to Avenue of the Stars and turn left. Follow map to Parking Structure and Shuttle Point.

From North
Take Highway 101 South to I-405 South. Exit I-405 onto Santa Monica Boulevard and turn left. Turn right onto Avenue of the Stars. Follow map to Parking Structure and Shuttle Point.

From South
Take Interstate 5 North to I-405. Follow I-405 North to Santa Monica Boulevard and turn right. Proceed 2 miles to Avenue of the Stars and turn right. Follow map to Parking Structure and Shuttle Point.